Exhibit 99.1

Magna International Inc.

Third Quarter Report

2019

MAGNA INTERNATIONAL INC.

Management’s Discussion and Analysis of Results of Operations and Financial Position

Unless otherwise noted, all amounts in this Management’s Discussion and Analysis of Results of Operations and Financial Position [“MD&A”] are in U.S. dollars and all tabular amounts are in millions of U.S. dollars, except per share figures, which are in U.S. dollars. When we use the terms “we”, “us”, “our” or “Magna”, we are referring to Magna International Inc. and its subsidiaries and jointly controlled entities, unless the context otherwise requires.

This MD&A should be read in conjunction with the unaudited interim consolidated financial statements for the three and nine months ended September 30, 2019 included in this Quarterly Report, and the audited consolidated financial statements and MD&A for the year ended December 31, 2018 included in our 2018 Annual Report to Shareholders. The most recent updates to our accounting policies, including the impact of the adoption of Accounting Standards Codification 842 — Leases, can be found in Note 1 of our unaudited interim consolidated financial statements for the three months and nine months ended September 30, 2019.

This MD&A may contain statements that are forward looking. Refer to the “Forward-Looking Statements” section in this MD&A for a more detailed discussion of our use of forward-looking statements.

This MD&A has been prepared as at November 7, 2019.

USE OF NON-GAAP FINANCIAL MEASURES

In addition to results presented in accordance with accounting principles generally accepted in the United States of America [“U.S. GAAP”], this report includes the use of Adjusted EBIT, Adjusted EBIT as a percentage of sales, Adjusted diluted earnings per share, Return on Invested Capital, Adjusted Return on Invested Capital and Return on Equity [collectively, the “Non-GAAP Measures”]. We believe these non-GAAP financial measures provide additional information that is useful to investors in understanding our underlying performance and trends through the same financial measures employed by our management for this purpose. Readers should be aware that Non-GAAP Measures have no standardized meaning under U.S. GAAP and accordingly may not be comparable to the calculation of similar measures by other companies. We believe that Return on Invested Capital and Return on Equity are useful to both management and investors in their analysis of our results of operations and reflect our ability to generate returns. Similarly, we believe that Adjusted EBIT, Adjusted EBIT as a percentage of sales, Adjusted diluted earnings per share and Adjusted Return on Invested Capital provide useful information to our investors for measuring our operational performance as they exclude certain items that are not reflective of ongoing operating profit or loss and facilitate a comparison with prior periods. The presentation of any Non-GAAP Measures should not be considered in isolation or as a substitute for our related financial results prepared in accordance with U.S. GAAP. Non-GAAP financial measures are presented together with the most directly comparable U.S. GAAP financial measure, and a reconciliation to the most directly comparable U.S. GAAP financial measure, can be found in the “Non-GAAP Financial Measures Reconciliation” section of this MD&A.

HIGHLIGHTS

•                  Our sales and earnings in the third quarter of 2019 were negatively impacted by the labour strike at General Motors [“GM”] which began on September 16th.  The GM strike continued into October and therefore will also negatively impact sales and earnings in the fourth quarter of 2019.

•                  Total sales decreased 3% to $9.3 billion in the third quarter of 2019, compared to $9.6 billion in the third quarter of 2018. Excluding the impact of foreign currency translation and divestitures, net of acquisitions, sales increased 2%. This compares favourably to global vehicle production, which declined 3%. The sales increase, primarily a result of the launch of programs, was achieved despite lost vehicle production in the quarter due to the labour strike at GM.

•                  Diluted (loss) earnings per share and adjusted diluted earnings per share were ($0.75) and $1.41, respectively. Adjusted diluted earnings per share declined 10% from the third quarter of 2018, largely reflecting increased engineering costs in our advanced driver assistance systems [“ADAS”] business, favourable customer pricing resolutions in the prior year, the labour strike at GM, higher net commodity costs and lower equity income. These were partially offset by higher foreign exchange gains, a lower effective income tax rate and the impact of a lower share count.

•                  Other expense (income), net in the third quarter was substantially made up of a $700 million non-cash impairment of assets in our three Getrag joint venture investments and a net loss on our investments of $127 million, substantially relating to Lyft, Inc. [“Lyft”].

•                  Cash from operating activities was $750 million in the third quarter of 2019, compared to $1,076 million in the third quarter of 2018.

•                  We returned $451 million to shareholders in the third quarter of 2019 through $342 million in share repurchases and $109 million in dividends.

•                  Lastly, we recently announced that BMW had awarded us the largest production order for transmission technologies in Magna’s history for dual-clutch transmissions, including hybrid variants.

OVERVIEW

OUR BUSINESS(1)

We are a mobility technology company. We have more than 166,000 entrepreneurial-minded employees and 346 manufacturing operations and 92 product development, engineering and sales centres in 28 countries. We have complete vehicle engineering and contract manufacturing expertise, as well as product capabilities which include body, chassis, exterior, seating, powertrain, active driver assistance, electronics, mechatronics, mirrors, lighting and roof systems. Magna also has electronic and software capabilities across many of these areas. Our common shares trade on the Toronto Stock Exchange (MG) and the New York Stock Exchange (MGA).

1 Manufacturing operations, product development, engineering and sales centres and employee figures include certain operations accounted for under the equity method

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INDUSTRY TRENDS AND RISKS

Our operating results are primarily dependent on the levels of North American, European and Chinese car and light truck production by our customers. While we supply systems and components to every major original equipment manufacturer [“OEM”], we do not supply systems and components for every vehicle, nor is the value of our content consistent from one vehicle to the next.  As a result, customer and program mix relative to market trends, as well as the value of our content on specific vehicle production programs, are important drivers of our results.

OEM production volumes are generally aligned with vehicle sales levels. Overall vehicle sales levels are significantly affected by changes in consumer confidence levels, which may in turn be impacted by consumer perceptions and general trends related to the job, housing and stock markets. Other factors impacting vehicle sales levels, and thus production volumes in North America, Europe and China, include: interest rates and/or availability of credit; fuel and energy prices; relative currency values; and other factors. Production volumes in different regions may also be impacted by a range of factors which vary from one region to the next, including: general economic and political conditions; labour disruptions; free trade arrangements; tariffs; relative currency values; commodities prices; supply chains and infrastructure; availability and relative cost of skilled labour; and regulatory considerations, including those related to environmental emissions and safety standards; and other factors.

While the foregoing economic, political and other factors are part of the general context in which the global automotive industry operates, there have been a number of significant industry trends that are shaping the future of the industry and creating opportunities and risks for automotive suppliers. We have developed a business strategy intended to help us succeed in the short, medium and long-term; however, there are a number of factors which could affect our ability to do so. Significant industry trends, our business strategy and the major risks we face are discussed in our Annual Information Form [“AIF”] and Annual Report on Form 40-F [“Form 40-F”] in respect of the year ended December 31, 2018, together with subsequent filings. Those industry trends and risk factors remain substantially unchanged in respect of the third quarter ended September 30, 2019, except as follows:

•                  One of our largest customers, GM, experienced a labour strike at its starting operations in the U.S., beginning on September 16, 2019.  While a new labour agreement was ratified and production resumed starting on October 26, 2019, our sales to GM, and profits derived from such sales, declined as a result of lost vehicle production. The United Automobile, Aerospace, and Agricultural Implement Workers of America (“UAW”), which represents GM’s employees in the United States, also represents employees of Ford and Fiat Chrysler. While the UAW has reached a tentative new collective bargaining agreement with Ford, it is currently negotiating a new collective bargaining agreement for Fiat Chrysler’s unionized U.S. employees and there remains the possibility of a strike at Fiat Chrysler’s facilities in the U.S. The GM strike has had an adverse effect on our sales and profitability and the collective impact of the GM strike and a potential strike at Fiat Chrysler’s operations in the United States could have a material adverse effect on our sales and profitability.

•                  During the third quarter, we recorded significant impairment charges related to equity-accounted ventures in China and Europe, that were acquired as part of our acquisition of the Getrag Group of Companies in 2016 and are included in our Power & Vision segment. The Chinese ventures, which make both manual transmissions and dual-clutch transmissions (“DCTs”), and the European venture which makes manual transmissions, have been affected by a number of factors, including: reduced vehicle production volumes; increased pricing pressure in the China market; faster than expected migration away from manual transmissions; a lower than expected conversion rate from manual transmissions to DCTs in China; and in-sourcing of transmissions by certain Chinese OEMs.

•                  We have experienced an increase in product warranty and/or recall claims related to several products. Although we have accrued costs related to these items based on our assessment of fault and scope of the claims, net of any expected insurance recoveries, our residual exposure could have an adverse effect on our profitability.

•                  Fiat Chrysler Automobiles, one of our largest OEM customers, has agreed to merge with Peugeot S.A. While still subject to various conditions and approvals, the transaction would, if completed, create the fourth-largest global OEM based on number of vehicles produced. OEM consolidation can present opportunities or pose risks for suppliers, depending on the combined OEM’s purchasing strategy, payment terms, creditworthiness and other factors. At this time, it is premature to determine the impact of the proposed merger on our business.

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RESULTS OF OPERATIONS

AVERAGE FOREIGN EXCHANGE

	For the three months				For the nine months
	ended September 30,				ended September 30,
	2019	2018	Change		2019	2018	Change

1 Canadian dollar equals U.S. dollars	0.757	0.765	-	1%	0.752	0.776	-	3%
1 euro equals U.S. dollars	1.112	1.163	-	4%	1.124	1.195	-	6%
1 Chinese renminbi equals U.S. dollars	0.142	0.147	-	3%	0.146	0.154	-	5%

The preceding table reflects the average foreign exchange rates between the most common currencies in which we conduct business and our U.S. dollar reporting currency. The changes in these foreign exchange rates for the three months ended September 30, 2019 and nine months ended September 30, 2019 impacted the reported U.S. dollar amounts of our sales, expenses and income.

The results of operations for which the functional currency is not the U.S. dollar are translated into U.S. dollars using the average exchange rates in the table above for the relevant period. Throughout this MD&A, reference is made to the impact of translation of foreign operations on reported U.S. dollar amounts where relevant.

LIGHT VEHICLE PRODUCTION VOLUMES

Our operating results are mostly dependent on light vehicle production in the regions reflected in the table below:

Light Vehicle Production Volumes (thousands of units)

	For the three months				For the nine months
	ended September 30,				ended September 30,
	2019	2018	Change		2019	2018	Change

North America	3,934	4,049	-	3%	12,451	12,832	-	3%
Europe	4,753	4,694	+	1%	16,205	16,683	-	3%
China	5,455	6,150	-	11%	17,191	19,437	-	12%

RESULTS OF OPERATIONS — FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2019

SALES

Sales decreased 3% or $299 million to $9.32 billion for the third quarter of 2019 compared to $9.62 billion for the third quarter of 2018.  Divestitures, net of acquisitions, subsequent to the third quarter of 2018 decreased sales by $263 million.  In addition, the weakening of foreign currencies against the U.S. dollar, including the euro, Chinese renminbi and Canadian dollar decreased sales by $216 million.

Excluding the impact of divestitures, net of acquisitions, and foreign currency translation, sales increased $180 million due to the launch of programs during or subsequent to the third quarter of 2018.  This was partially offset by:

•                  the impact of lower assembly volumes on the BMW 5-Series;

•                  lower global light vehicle production;

•                  the labour strike at GM during the third quarter of 2019;

•                  the end of production of certain programs; and

•                  net customer price concessions subsequent to the third quarter of 2018.

The changes in sales are discussed further in the “Segment Analysis” section of this MD&A.

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COST OF GOODS SOLD

	For the three months
	ended September 30,
	2019	2018	Change

Material	$5,802	$5,899	$(97)
Direct labour	680	717	(37)
Overhead	1,581	1,637	(56)
Cost of goods sold	$8,063	$8,253	$(190)

Cost of goods sold decreased $190 million to $8.06 billion for the third quarter of 2019 compared to $8.25 billion for the third quarter of 2018.  Divestitures, net of acquisitions, subsequent to the third quarter of 2018 decreased cost of goods sold by $233 million.  In addition, the weakening of foreign currencies against the U.S. dollar, including the euro, Chinese renminbi and Canadian dollar decreased cost of goods sold by $192 million.

Excluding the impact of divestitures, net of acquisitions and foreign currency translation, cost of goods sold increased by $235 million primarily as a result of:

•                  higher material, direct labour and overhead costs, primarily due to higher sales in our Complete Vehicles segment, which has a higher average material content compared to sales than our consolidated average;

•                  higher engineering costs in our ADAS business, substantially associated with three programs that will be utilizing new technologies; and

•                  higher net commodity costs.

These factors were partially offset by the labour strike at GM during the third quarter of 2019.

DEPRECIATION AND AMORTIZATION

Depreciation and amortization costs increased $10 million to $335 million for the third quarter of 2019 compared to $325 million for the third quarter of 2018. The higher depreciation and amortization was primarily a result of increased capital deployed at existing facilities and to support the launch of programs during or subsequent to the third quarter of 2018.

These factors were partially offset by divestitures, net of acquisitions, subsequent to the third quarter of 2018 which decreased depreciation and amortization by $9 million and an $8 million net decrease in reported U.S. dollar depreciation and amortization mainly due to the weakening of the euro against the U.S. dollar.

SELLING, GENERAL AND ADMINISTRATIVE [“SG&A”]

SG&A expense as a percentage of sales was 4.3% for the third quarter of 2019 compared to 4.2% for the third quarter of 2018. SG&A expense decreased $3 million to $400 million for the third quarter of 2019 compared to $403 million for the third quarter of 2018, primarily as a result of:

•                  foreign exchange gains in the third quarter of 2019 compared to foreign exchange losses in the third quarter of 2018;

•                  a $10 million net decrease in the reported U.S. dollar SG&A expense primarily due to the weakening of the euro against the U.S. dollar; and

•                  divestitures, net of acquisitions, subsequent to the third quarter of 2018 which decreased SG&A by $8 million.

These factors were partially offset by a $12 million unfavourable impact of foreign exchange losses in the third quarter of 2019 compared to foreign exchange gains in the third quarter of 2018 related to the re-measurement of net deferred tax assets that are maintained in a currency other than their functional currency and a general increase in SG&A costs to support the growth in sales, excluding divestitures, net of acquisitions.

INTEREST EXPENSE, NET

During the third quarter of 2019, we recorded net interest expense of $18 million compared to $23 million for the third quarter of 2018. The $5 million decrease is primarily as a result of lower interest expense due to the decrease in borrowings.

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EQUITY INCOME

Equity income decreased $25 million to $37 million for the third quarter of 2019 compared to $62 million for the third quarter of 2018, primarily as a result of reduced earnings in our Power & Vision segment due to lower sales, and a write-down of assets at a certain facility during the third quarter of 2019, partially offset by improved operational performance at a certain facility.

OTHER EXPENSE (INCOME), NET

	For the three months
	ended September 30,
	2019	2018

Impairment of assets (1)	$727	$—
Net losses on investments (2)	127	—
Restructuring (3)	7	2
Gain on sale of FP&C (4)	(2)	—
	$859	$2

(1)         Impairment of assets

During the third quarter of fiscal 2019, we concluded that indicators of potential impairment were present related to certain equity accounted investments and as a result we recorded a non-cash impairment charge as follows:

Other Expense	$700
Tax effect on Other Expense	(36)
Net loss	664
Loss attributable to non-controlling interests related to Other Expense	(127)
Net loss attributable to Magna International Inc.	$537

During the third quarter of 2019, we also recorded asset impairment charges of $27 million [$20 million after tax] in our Electronics operations which are included in our Power & Vision segment.

(2)         Net losses on investments

In the third quarter of 2019, we recorded net losses of $127 million [$109 million after tax] substantially related to the revaluation of our investment in Lyft.

(3)         Restructuring

The restructuring charges recorded during the third quarter of 2019 related to a certain European Body Exteriors & Structures operation while the restructuring charges recorded during the third quarter of 2018 related to a certain European Power & Vision operation.  There were no income taxes recorded on the restructuring charges.

(4)         Gain on sale of FP&C

During the third quarter of 2019, we adjusted the gain on the sale of FP&C by $2 million [$2 million after tax] as a result of finalizing the proceeds relating to working capital.

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(LOSS) INCOME FROM OPERATIONS BEFORE INCOME TAXES

(Loss) Income from operations before income taxes was a loss of $319 million for the third quarter of 2019 compared to income of $674 million for the third quarter of 2018. This $993 million decrease is a result of the following changes, each as discussed above:

	For the three months
	ended September 30,
	2019	2018	Change

Sales	$9,319	$9,618	$(299)
Costs and expenses
Cost of goods sold	8,063	8,253	(190)
Depreciation and amortization	335	325	10
Selling, general & administrative	400	403	(3)
Interest expense, net	18	23	(5)
Equity income	(37)	(62)	25
Other expense (income), net	859	2	857
(Loss) Income from operations before income taxes	$(319)	$674	$(993)

INCOME TAXES

	For the three months ended September 30,
	2019		2018

Income Taxes as reported	$45	(14.1)%	$114	16.9%
Reassessment of deferred tax balances	—	—	21	3.1
Tax effect on Other expense (income), net	61	33.7	—	—
	$106	19.6%	$135	20.0%

Excluding Other expense (income), net, after tax, and the Reassessment of deferred tax balances, the effective income tax rate decreased to 19.6% for the third quarter of 2019 compared to 20.0% for the third quarter of 2018, primarily as a result of:

•                  a change in mix of earnings resulting in proportionally lower income earned in jurisdictions with higher income tax rates;

•                  an increase in research and development credits in North America; and

•                  a reduction in other non-deductible items.

These factors were partially offset by:

•                  an increase in non-deductible foreign exchange losses related to the re-measurement of financial statement balances of foreign subsidiaries that are maintained in a currency other than their functional currency;

•                  a higher accrued tax on undistributed foreign earnings; and

•                  lower favourable changes in our reserves for uncertain tax positions.

LOSS (INCOME) ATTRIBUTABLE TO NON-CONTROLLING INTERESTS

Loss attributable to non-controlling interests was $131 million for the third quarter of 2019 compared to income attributable to non-controlling interests of $6 million for the third quarter of 2018.  Excluding the $127 million loss attributable to non-controlling interests relating to the impairment of assets recorded in the third quarter of 2019, the remaining $10 million change was primarily due to decreased profits at certain Power & Vision operations in China.

NET (LOSS) INCOME ATTRIBUTABLE TO MAGNA INTERNATIONAL INC.

Net (loss) income attributable to Magna International Inc. was a loss of $233 million for the third quarter of 2019 compared to income of $554 million for the third quarter of 2018. The $787 million decrease was a result of: a loss from operations before income taxes of $319 million in the third quarter of 2019 compared to income from operations before income taxes of $674 million in the third quarter of 2018; partially offset by a loss attributable to non-controlling interests of $131 million in the third quarter of 2019 compared to income attributable to non-controlling interests of $6 million in the third quarter of 2018; and a decrease in income taxes of $69 million.

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(LOSS) EARNINGS PER SHARE

	For the three months
	ended September 30,
	2019	2018	Change

(Loss) earnings per Common Share
Basic	$(0.75)	$1.63	—
Diluted	$(0.75)	$1.62	—
Weighted average number of Common Shares outstanding (millions)
Basic	310.7	341.0	-	9%
Diluted	310.7	343.0	-	9%
Adjusted diluted earnings per share	$1.41	$1.56	-	10%

Diluted (loss) earnings per share was a loss of $0.75 for the third quarter of 2019 compared to earnings of $1.62 for the third quarter of 2018. The $2.37 decrease was a result of the decrease in net (loss) income attributable to Magna International Inc., as discussed above, partially offset by a decrease in the weighted average number of diluted shares outstanding during the third quarter of 2019.  The decrease in the weighted average number of diluted shares outstanding was primarily due to the purchase and cancellation of Common Shares, during or subsequent to the third quarter of 2018, pursuant to our normal course issuer bids.

Other expense (income), net, after tax and loss attributable to non-controlling interests related to the impairment of assets negatively impacted diluted earnings per share by $2.16 in the third quarter of 2019, while other expense (income), net, after tax and the reassessment of deferred tax balances positively impacted diluted earnings per share by $0.06 in the third quarter of 2018.  These amounts are discussed in the “Other expense (income), net”, “Loss (income) attributable to non-controlling interests” and “Income Taxes” sections.

Adjusted diluted earnings per share, as reconciled in the “Non-GAAP Financial Measures Reconciliation” section, decreased $0.15 to $1.41 for the third quarter of 2019 compared to $1.56 for the third quarter of 2018.

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NON-GAAP PERFORMANCE MEASURES - FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2019

ADJUSTED EBIT AS A PERCENTAGE OF SALES

The table below shows the change in Magna’s Sales and Adjusted EBIT by segment and the impact each segment’s changes have on Magna’s Adjusted EBIT as a percentage of sales for the third quarter of 2019 compared to the third quarter of 2018:

			Adjusted EBIT
		Adjusted	as a percentage
	Sales	EBIT	of sales

Third quarter of 2018	$9,618	$699	7.3%
Increase (Decrease) related to:
Body Exteriors & Structures	(196)	(20)	-	0.1%
Power & Vision	(251)	(92)	-	0.8%
Seating Systems	47	(13)	-	0.2%
Complete Vehicles	125	5		—
Corporate and Other	(24)	(21)	-	0.2%
Third quarter of 2019	$9,319	$558	6.0%

Adjusted EBIT as a percentage of sales decreased 1.3% to 6.0% for the third quarter of 2019 compared to 7.3% for the third quarter of 2018 primarily due to:

•                  higher engineering costs in our ADAS business, substantially associated with three programs that will be utilizing new technologies;

•                  favourable customer pricing resolutions in the third quarter of 2018 in our Body Exteriors & Structures facilities;

•                  the labour strike at GM during the third quarter of 2019;

•                  lower scrap steel recoveries and higher commodity costs;

•                  lower equity income;

•                  higher spending associated with electrification, autonomy and research & development;

•                  higher warranty costs;

•                  higher launch costs; and

•                  an unfavourable impact of foreign exchange losses in the third quarter of 2019 compared to foreign exchange gains in the third quarter of 2018 related to the re-measurement of net deferred tax assets that are maintained in a currency other than their functional currency.

These factors were partially offset by:

•                  earnings on higher sales at a number of facilities;

•                  foreign exchange gains in the third quarter of 2019 compared to foreign exchange losses in the third quarter of 2018;

•                  inefficiencies during the third quarter of 2018 at plants that have been closed subsequent to the third quarter of 2018; and

•                  the divestiture of FP&C during the first quarter of 2019, which had a lower margin than our consolidated average.

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RETURN ON INVESTED CAPITAL

Return on Invested Capital was -8.2% for the third quarter of 2019 compared to +14.2% for the third quarter of 2018. The 22.4% decrease was primarily due to the change in other expense (income), net, after tax and reassessment of deferred tax balances which negatively impacted Return on Invested Capital by 19.1%.  Adjusted Return on Invested Capital decreased 3.3% to 10.5% for the third quarter of 2019 compared to 13.8% for the third quarter of 2018 as a result of a decrease in Adjusted After-tax operating profits and higher Average Invested Capital.

Average Invested Capital increased $783 million to $17.13 billion for the third quarter of 2019 compared to $16.34 billion for the third quarter of 2018, primarily due to:

•                  the recognition of operating lease right-of-use assets during the first quarter of 2019 in accordance with the adoption of the accounting standard Accounting Standards Codification 842 — Leases; and

•                  an increase in our investment in fixed assets to refurbish or replace assets consumed in the normal course of business and for manufacturing equipment for programs that will be launching subsequent to the third quarter of 2019.

These factors were partially offset by:

•                  the sale of our FP&C business during the first quarter of 2019, including the associated assets and liabilities formerly classified as held for sale;

•                  the net weakening of foreign currencies against the U.S. dollar; and

•                  the impairment of assets recorded in the third quarter of 2019, as described in the Other expense (income), net section.

RETURN ON EQUITY

Return on Equity was -8.2% for the third quarter of 2019 compared to +19.1% for the third quarter of 2018. This 27.3% decrease was due to a loss attributable to Magna in the third quarter of 2019 compared to income attributable to Magna in the third quarter of 2018, partially offset by lower average shareholders’ equity. Other expense (income), net, after tax; the impairment of assets; and reassessment of deferred tax balances negatively impacted Return on Equity by 24.2%.

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SEGMENT ANALYSIS

We are a global automotive supplier that has complete vehicle engineering and contract manufacturing expertise, as well as product capabilities which include body, chassis, exterior, seating, powertrain, active driver assistance, electronics, mechatronics, mirrors, lighting and roof systems. Magna also has electronic and software capabilities across many of these areas.

Our business is managed under operating segments which have been determined on the basis of technological opportunities, product similarities, as well as market and operating factors. Our internal financial reporting is aligned with the way our business is managed. Accordingly, we report key internal operating performance measures for Body Exteriors & Structures, Power & Vision, Seating Systems, and Complete Vehicles for presentation to the chief operating decision maker to use in the assessment of operating performance, allocation of resources, and to help plan our long-term strategic direction and future global growth.

Our chief operating decision maker uses Adjusted EBIT as the measure of segment profit or loss, since we believe Adjusted EBIT is the most appropriate measure of operational profitability or loss for our reportable segments.  Adjusted EBIT has been reconciled in the “Non-GAAP Financial Measures Reconciliation” section included in this MD&A.

	For the three months ended September 30,
	Sales			Adjusted EBIT
	2019	2018	Change	2019	2018	Change

Body Exteriors & Structures	$3,984	$4,180	$(196)	$306	$326	$(20)
Power & Vision	2,696	2,947	(251)	167	259	(92)
Seating Systems	1,266	1,219	47	56	69	(13)
Complete Vehicles	1,516	1,391	125	29	24	5
Corporate and Other	(143)	(119)	(24)	—	21	(21)
Total reportable segments	$9,319	$9,618	$(299)	$558	$699	$(141)

BODY EXTERIORS & STRUCTURES

	For the three months
	ended September 30,
	2019	2018	Change

Sales	$3,984	$4,180	$(196)	-	5%
Adjusted EBIT	$306	$326	$(20)	-	6%
Adjusted EBIT as a percentage of sales	7.7%	7.8%		-	0.1%

Sales — Body Exteriors & Structures

Sales for Body Exteriors & Structures decreased 5% or $196 million to $3.98 billion for the third quarter of 2019 compared to $4.18 billion for the third quarter of 2018, primarily as a result of:

•                  lower global light vehicle production;

•                  the labour strike at GM during the third quarter of 2019;

•                  the end of production of certain programs, including the Chevrolet Cruze;

•                  a $62 million decrease in reported U.S. dollar sales primarily as a result of the weakening of the euro, Canadian dollar and Chinese renminbi, each against the U.S. dollar; and

•                  net customer price concessions subsequent to the third quarter of 2018.

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These factors were partially offset by the launch of programs during or subsequent to the third quarter of 2018, including the:

•                  GMC Sierra and Chevrolet Silverado;

•                  Jeep Gladiator;

•                  Chevrolet Blazer and Cadillac XT6; and

•                  Ford Ranger.

Adjusted EBIT — Body Exteriors & Structures

Adjusted EBIT for Body Exteriors & Structures decreased $20 million to $306 million for the third quarter of 2019 compared to $326 million for the third quarter of 2018, primarily as a result of:

•                  favourable customer pricing resolutions in the third quarter of 2018;

•                  the labour strike at GM during the third quarter of 2019;

•                  lower scrap steel recoveries and higher commodity costs;

•                  higher warranty costs of $8 million;

•                  higher launch costs; and

•                  net customer price concessions subsequent to the third quarter of 2018.

These factors were partially offset by:

•                  earnings on higher sales at a number of facilities;

•                  inefficiencies during the third quarter of 2018 at plants that have been closed subsequent to the third quarter of 2018;

•                  foreign exchange gains in the third quarter of 2019 compared to foreign exchange losses in the third quarter of 2018; and

•                  productivity and efficiency improvements, including at certain previously underperforming facilities.

Adjusted EBIT as a percentage of sales — Body Exteriors & Structures

Adjusted EBIT as a percentage of sales for Body Exteriors & Structures decreased 0.1% to 7.7% for the third quarter of 2019 compared to 7.8% for the third quarter of 2018, primarily as a result of:

•                  favourable customer pricing resolutions in the third quarter of 2018;

•                  the labour strike at GM during the third quarter of 2019;

•                  lower scrap steel recoveries and higher commodity costs;

•                  higher warranty costs; and

•                  higher launch costs.

These factors were partially offset by:

•                  earnings on higher sales at a number of facilities;

•                  inefficiencies during the third quarter of 2018 at plants that have been closed subsequent to the third quarter of 2018;

•                  productivity and efficiency improvements, including at certain previously underperforming facilities; and

•                  foreign exchange gains in the third quarter of 2019 compared to foreign exchange losses in the third quarter of 2018.

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POWER & VISION

	For the three months
	ended September 30,
	2019	2018	Change

Sales	$2,696	$2,947	$(251)	-	9%
Adjusted EBIT	$167	$259	$(92)	-	36%
Adjusted EBIT as a percentage of sales	6.2%	8.8%		-	2.6%

Sales — Power & Vision

Sales for Power & Vision decreased 9% or $251 million to $2.70 billion for the third quarter of 2019 compared to $2.95 billion for the third quarter of 2018.  Divestitures, net of acquisitions, subsequent to the third quarter of 2018 decreased sales by $297 million.  In addition, the weakening of foreign currencies against the U.S. dollar, including the euro, Chinese renminbi and Canadian dollar decreased sales by $69 million.

Excluding the impact of divestitures, net of acquisitions, and foreign currency translation, sales increased $115 million due to the launch of programs during or subsequent to third quarter of 2018, including the:

•                  BMW X5;

•                  GMC Sierra and Chevrolet Silverado; and

•                  Chevrolet Blazer and Cadillac XT6.

These factors were partially offset by:

•                  lower global light vehicle production;

•                  the labour strike at GM during the third quarter of 2019; and

•                  net customer price concessions subsequent to the third quarter of 2018.

Adjusted EBIT — Power & Vision

Adjusted EBIT for Power & Vision decreased $92 million to $167 million for the third quarter of 2019 compared to $259 million for the third quarter of 2018, primarily as a result of:

•                  higher engineering costs in our ADAS business, substantially associated with three programs that will be utilizing new technologies;

•                  lower equity income, excluding the impact of foreign exchange, of $19 million;

•                  higher spending associated with electrification, autonomy and research & development;

•                  the divestiture of FP&C during the first quarter of 2019;

•                  the labour strike at GM during the third quarter of 2019;

•                  higher launch costs; and

•                  net customer price concessions.

12    Magna International Inc. Third Quarter Report 2019

These factors were partially offset by:

•                  foreign exchange gains in the third quarter of 2019 compared to foreign exchange losses in the third quarter of 2018; and

•                  earnings on higher sales, excluding the impact of divestitures, net of acquisitions, and foreign exchange.

Equity income, excluding the impact of foreign exchange, was $19 million lower, primarily as a result of reduced earnings due to lower sales, and a write-down of assets at a certain facility during the third quarter of 2019 partially offset by improved operational performance at a certain facility.

Adjusted EBIT as a percentage of sales — Power & Vision

Adjusted EBIT as a percentage of sales for Power & Vision decreased 2.6% to 6.2% for the third quarter of 2019 compared to 8.8% for the third quarter of 2018, primarily as a result of:

•                  higher engineering costs in our ADAS business, substantially associated with three programs that will be utilizing new technologies;

•                  lower equity income;

•                  higher spending associated with electrification, autonomy and research & development;

•                  the labour strike at GM during the third quarter of 2019;

•                  higher launch costs; and

•                  acquisitions subsequent to the third quarter of 2018.

These factors were partially offset by:

•                  the divestiture of FP&C during the first quarter of 2019, which had a lower margin than our Power & Vision average; and

•                  foreign exchange gains in the third quarter of 2019 compared to foreign exchange losses in the third quarter of 2018.

SEATING SYSTEMS

	For the three months
	ended September 30,
	2019	2018	Change

Sales	$1,266	$1,219	$47	+	4%
Adjusted EBIT	$56	$69	$(13)	-	19%
Adjusted EBIT as a percentage of sales	4.4%	5.7%		-	1.3%

Sales — Seating Systems

Sales for Seating increased 4% or $47 million to $1.27 billion for the third quarter of 2019 compared to $1.22 billion for the third quarter of 2018, primarily as a result of:

•                  the launch of programs during or subsequent to the third quarter of 2018, including the:

•                  BMW X5;

•                  BMW X7; and

•                  Lynk & Co. 03; and

•                  acquisitions subsequent to the third quarter of 2018 which increased sales by $34 million.

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These factors were partially offset by:

•                  lower global light vehicle production;

•                  the end of production of certain programs, including the Chevrolet Cruze;

•                  the labour strike at GM during the third quarter of 2019;

•                  an $18 million decrease in reported U.S. dollar sales, primarily as a result of the weakening of the euro, Canadian dollar and Turkish lira, each against the U.S. dollar; and

•                  net customer price concessions subsequent to the third quarter of 2018.

Adjusted EBIT — Seating Systems

Adjusted EBIT for Seating Systems decreased $13 million to $56 million for the third quarter of 2019 compared to $69 million for the third quarter of 2018, primarily as a result of:

•                  reduced earnings due to lower sales at a number of facilities;

•                  higher commodity costs;

•                  launch costs and operational inefficiencies at a new facility;

•                  the labour strike at GM during the third quarter of 2019; and

•                  net customer price concessions subsequent to the third quarter of 2018.

These factors were partially offset by higher favourable commercial settlements.

Adjusted EBIT as a percentage of sales — Seating Systems

Adjusted EBIT as a percentage of sales for Seating Systems decreased 1.3% to 4.4% for the third quarter of 2019 compared to 5.7% for the third quarter of 2018, primarily as a result of:

•                  reduced earnings due to lower sales at a number of facilities;

•                  launch costs and operational inefficiencies at a new facility;

•                  higher commodity costs;

•                  the labour strike at GM during the third quarter of 2019; and

•                  acquisitions subsequent to the third quarter of 2018.

These factors were partially offset by higher favourable commercial settlements.

COMPLETE VEHICLES

	For the three months
	ended September 30,
	2019	2018	Change

Complete Vehicle Assembly Volumes (thousands of units)(i)	35.6	33.5	2.1	+	6%
Sales	$1,516	$1,391	$125	+	9%
Adjusted EBIT	$29	$24	$5	+	21%
Adjusted EBIT as a percentage of sales	1.9%	1.7%		+	0.2%

(i)        Vehicles produced at our Complete Vehicle operations are included in Europe Light Vehicle Production volumes.

14    Magna International Inc. Third Quarter Report 2019

Sales — Complete Vehicles

Sales for Complete Vehicles increased 9% or $125 million to $1.52 billion for the third quarter of 2019 compared to $1.39 billion for the third quarter of 2018 and assembly volumes increased 6% or 2 thousand units.

The increase in Complete Vehicle sales is primarily due to:

•                  the launch of:

•                  the BMW Z4 program during the fourth quarter of 2018; and

•                  the Toyota Supra program during the first quarter of 2019; and

•                  the impact of higher assembly volumes due to the extended launch of:

•                  the new Mercedes-Benz G-Class program which started production during the second quarter of 2018; and

•                  the Jaguar I-Pace program which started production during the first quarter of 2018.

These factors were partially offset by:

•                  the impact of lower assembly volumes on the BMW 5-Series; and

•                  a $73 million decrease in reported U.S. dollar sales as a result of the weakening of the euro against the U.S. dollar.

Adjusted EBIT — Complete Vehicles

Adjusted EBIT for Complete Vehicles increased $5 million to $29 million for the third quarter of 2019 compared to $24 million for the third quarter of 2018, primarily as a result of earnings on higher sales and lower launch and other costs.

These factors were partially offset by lower favourable commercial settlements and a $2 million decrease in reported U.S. dollar Adjusted EBIT due to the weakening of the euro against the U.S. dollar.

Adjusted EBIT as a percentage of sales — Complete Vehicles

Adjusted EBIT as a percentage of sales for Complete Vehicles increased 0.2% to 1.9% for the third quarter of 2019 compared to 1.7% for the third quarter of 2018, primarily as a result of earnings on higher sales and lower launch and other costs.

These factors were partially offset by lower favourable commercial settlements.

CORPORATE AND OTHER

Adjusted EBIT in Corporate and Other was $nil for the third quarter of 2019 compared to income of $21 million in the third quarter of 2018.  The $21 million decrease was primarily related to a $12 million unfavourable impact of foreign exchange gains in the third quarter of 2018 and foreign exchange losses in the third quarter of 2019 related to the re-measurement of net deferred tax assets that are maintained in a currency other than their functional currency.

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FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

OPERATING ACTIVITIES

	For the three months
	ended September 30,
	2019	2018	Change

Net (loss) income	$(364)	$560
Items not involving current cash flows	1,210	339
	846	899	$(53)
Changes in operating assets and liabilities	(96)	177	(273)
Cash provided by operating activities	$750	$1,076	$(326)

Cash provided from operating activities

We generated cash from operating activities of $750 million during the third quarter of 2019. The $326 million decrease compared to the third quarter of 2018, primarily as a result of:

•                  a $361 million decrease in cash received from customers; and

•                  an $114 million increase in cash paid for material and overhead.

These factors were partially offset by:

•                  a $78 million decrease in cash paid for taxes;

•                  a $58 million decrease in cash paid for labour;

•                  higher dividends received from equity method investments of $6 million; and

•                  lower net interest expense of $5 million as discussed in the Interest Expense, net section above.

Changes in operating assets and liabilities

Cash used in operating assets and liabilities amounted to $96 million in the third quarter of 2019. The net uses of cash were primarily as a result of:

•                  a $183 million decrease in accounts payable, primarily due to decreased sales compared to the second quarter of 2019 and timing of payments;

•                  a $75 million decrease in other accrued liabilities mainly due to a decrease in accrued taxes; and

•                  a $5 million decrease in income taxes payable.

These factors were partially offset by:

•                  a $109 million decrease in accounts receivable primarily due to decreased sales compared to the second quarter of 2019 and timing of receipts; and

•                  a $58 million increase in accrued salaries and wages.

16    Magna International Inc. Third Quarter Report 2019

INVESTING ACTIVITIES

	For the three months
	ended September 30,
	2019	2018	Change

Fixed asset additions	$(349)	$(381)
Investments, other assets and intangible assets	(83)	(114)
Fixed assets, investments, other assets and intangible assets additions	(432)	(495)
Proceeds from sale of (investments in) Lyft	10	(20)
Proceeds from disposition	57	76
Proceeds on sale of business	3	—
Cash used for investing activities	$(362)	$(439)	$77

Fixed assets, investments, other assets and intangible assets additions

In the third quarter of 2019, we invested $349 million in fixed assets. While investments were made to refurbish or replace assets consumed in the normal course of business and for productivity improvements, a large portion of the investment in the third quarter of 2019 was for manufacturing equipment for programs that launched during the third quarter of 2019, or that will be launching subsequent to the third quarter of 2019. In addition, we invested $83 million in other assets related primarily to reimbursable tooling, planning, and engineering costs for programs that launched during the third quarter of 2019 or will be launching subsequent to the third quarter of 2019.

Proceeds from sale of (investments in) Lyft

In the third quarter of 2019, we sold 215,616 shares of Lyft shares for proceeds of $10 million.

Proceeds from disposition

In the third quarter of 2019, $57 million of proceeds related to normal course fixed and other asset disposals.

Proceeds on sale of business

The $3 million of proceeds relate to the sale of FP&C as a result of finalizing the proceeds relating to working capital.

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FINANCING ACTIVITIES

	For the three months
	ended September 30,
	2019	2018	Change

Issues of debt	$21	$119
Increase in short-term borrowings	240	149
Repayments of debt	(10)	(6)
Contributions to subsidiaries by non-controlling interests	2	—
Issue of Common Shares on exercise of stock options	19	1
Shares repurchased for tax withholdings on vesting of equity awards	—	(4)
Repurchase of Common Shares	(342)	(520)
Dividends paid	(109)	(109)
Cash used for financing activities	$(179)	$(370)	$191

The increase in short-term borrowings relates primarily to a $170 million increase in U.S. commercial paper [the “U.S. Program”] and an $88 million increase in euro-commercial paper [the “Euro Program”] during the third quarter of 2019.

Repurchases of Common Shares during the third quarter of 2019 are related to 6.8 million Common Shares repurchased for aggregate cash consideration of $342 million.

Cash dividends paid per Common Share were $0.365 for the third quarter of 2019, for a total of $109 million compared to cash dividends paid per Common Share of $0.330 for the third quarter of 2018, for a total of $109 million.

FINANCING RESOURCES

	As at	As at
	September 30,	December 31,
	2019	2018	Change

Liabilities
Short-term borrowings	$436	$1,098
Long-term debt due within one year	104	201
Current portion of operating lease liabilities	218	—
Long-term debt	3,021	3,084
Operating lease liabilities	1,527	—
	5,306	4,383	$923
Non-controlling interests	298	458	(160)
Shareholders’ equity	10,575	10,701	(126)
Total capitalization	$16,179	$15,542	$637

Total capitalization increased by $637 million to $16.18 billion as at September 30, 2019 compared to $15.54 billion at December 31, 2018, primarily as a result of a $923 million increase in liabilities, partially offset by a $126 million decrease in shareholders’ equity and a $160 million decrease in non-controlling interest.

The increase in liabilities relates primarily to the recognition of $218 million of current operating lease liabilities and $1.53 billion of operating lease liabilities during the first nine months of 2019 in accordance with the adoption of the accounting standard Accounting Standards Codification 842 — Leases, partially offset by a $633 million decrease in the U.S. Program and a $29 million decrease in the Euro Program during the first nine months of 2019.

The decrease in non-controlling interest was primarily as a result of the impairment of assets recorded in the third quarter of 2019 and dividends paid during the first nine months of 2019 partially offset by a loss attributable to non-controlling interests in the first nine months of 2019.

The decrease in shareholder’s equity was primarily as a result of:

•                  $1.04 billion repurchase and cancellation of 21 million Common Shares during the first nine months of 2019;

•                  $338 million of dividends paid during the first nine months of 2019; and

•                  $213 million net unrealized loss on translation of our net investment in foreign operations whose functional currency is not U.S. dollars.

These factors were partially offset by:

•                  $1.19 billion of net income earned in the first nine months of 2019; and

•                  a $59 million net unrealized gain on cash flow hedges.

18    Magna International Inc. Third Quarter Report 2019

CASH RESOURCES

During the third quarter of 2019, our cash resources including restricted cash equivalents increased by $200 million to $881 million, primarily as a result of the cash provided from operating activities partially offset by cash used for investing and financing activities, as discussed above. In addition to our cash resources at September 30, 2019, we had term and operating lines of credit totalling $3.3 billion, of which $2.6 billion was unused and available.

MAXIMUM NUMBER OF SHARES ISSUABLE

The following table presents the maximum number of shares that would be outstanding if all of the outstanding options at November 7, 2019 were exercised:

Common Shares	305,679,234
Stock options (i)	8,601,630
314,280,864

(i)            Options to purchase Common Shares are exercisable by the holder in accordance with the vesting provisions and upon payment of the exercise price as may be determined from time to time pursuant to our stock option plans.

CONTRACTUAL OBLIGATIONS AND OFF-BALANCE SHEET FINANCING

There have been no material changes with respect to the contractual obligations requiring annual payments during the third quarter of 2019 that are outside the ordinary course of our business. Refer to our MD&A included in our 2018 Annual Report.

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RESULTS OF OPERATIONS — FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2019

	For the nine months ended September 30,
	Sales			Adjusted EBIT
	2019	2018	Change	2019	2018	Change

Body Exteriors & Structures	$12,535	$13,350	$(815)	$1,010	$1,057	$(47)
Power & Vision	8,587	9,334	(747)	584	917	(333)
Seating Systems	4,151	4,113	38	233	316	(83)
Complete Vehicles	5,246	4,331	915	100	44	56
Corporate and Other	(483)	(438)	(45)	28	43	(15)
Total reportable segments	$30,036	$30,690	$(654)	$1,955	$2,377	$(422)

BODY EXTERIORS & STRUCTURES

	For the nine months
	ended September 30,
	2019	2018	Change

Sales	$12,535	$13,350	$(815)	-	6%
Adjusted EBIT	$1,010	$1,057	$(47)	-	4%
Adjusted EBIT as a percentage of sales	8.1%	7.9%		+	0.2%

Sales — Body Exteriors & Structures

Sales for Body Exteriors & Structures decreased 6% or $815 million to $12.54 billion for the nine months ended September 30, 2019 compared to $13.35 billion for the nine months ended September 30, 2018, primarily as a result of:

•                  lower global light vehicle production;

•                  a $359 million decrease in reported U.S. dollar sales primarily as a result of the weakening of the euro, Canadian dollar, Chinese renminbi and British pound, each against the U.S. dollar;

•                  the end of production of certain programs, including the Chevrolet Cruze;

•                  the labour strike at GM during the third quarter of 2019; and

•                  net customer price concessions subsequent to the nine months ended September 30, 2018.

These factors were partially offset by the launch of programs during or subsequent to the nine months ended September 30, 2018 including the:

•                  GMC Sierra and Chevrolet Silverado;

•                  Ford Ranger;

•                  Chevrolet Blazer and Cadillac XT6; and

•                  Jeep Gladiator.

20    Magna International Inc. Third Quarter Report 2019

Adjusted EBIT — Body Exteriors & Structures

Adjusted EBIT for Body Exteriors & Structures decreased $47 million to $1.01 billion for the nine months ended September 30, 2019 compared to $1.06 billion for the nine months ended September 30, 2018 primarily as a result of:

•                  favourable customer pricing resolutions in the first nine months of 2018;

•                  lower scrap steel recoveries partially offset by lower commodity costs;

•                  the labour strike at GM during the third quarter of 2019;

•                  reduced earnings due to lower sales;

•                  a $21 million decrease in reported U.S. dollar Adjusted EBIT as a result of the weakening of certain foreign currencies against the U.S. dollar including the euro, Canadian dollar, Chinese renminbi and Russian ruble.

•                  higher warranty costs of $14 million; and

•                  net customer price concessions subsequent to the first nine months of 2018.

These factors were partially offset by:

•                  lower launch costs;

•                  productivity and efficiency improvements, including at certain previously underperforming facilities;

•                  lower employee profit sharing; and

•                  a fire at a Tier 1 supplier in North America during the second quarter of 2018 which disrupted vehicle production.

Adjusted EBIT as a percentage of sales — Body Exteriors & Structures

Adjusted EBIT as a percentage of sales for Body Exteriors & Structures increased 0.2% to 8.1% for the nine months ended September 30, 2019 compared to 7.9% for the nine months ended September 30, 2018 primarily as a result of:

•                  lower launch costs;

•                  productivity and efficiency improvements, including at certain previously underperforming facilities; and

•                  lower employee profit sharing.

These factors were partially offset by:

•                  favourable customer pricing resolutions in the first nine months of 2018;

•                  lower scrap steel recoveries partially offset by lower commodity costs; and

•                  the labour strike at GM during the third quarter of 2019.

POWER & VISION

	For the nine months
	ended September 30,
	2019	2018	Change

Sales	$8,587	$9,334	$(747)	-	8%
Adjusted EBIT	$584	$917	$(333)	-	36%
Adjusted EBIT as a percentage of sales	6.8%	9.8%		-	3.0%

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Sales — Power & Vision

Sales for Power & Vision decreased 8% or $747 million to $8.59 billion for the nine months ended September 30, 2019 compared to $9.33 billion for the nine months ended September 30, 2018.  Divestitures, net of acquisitions, subsequent to the nine months ended September 30, 2018 decreased sales by $542 million.  In addition, the weakening of foreign currencies against the U.S. dollar, including the euro, Chinese renminbi and Canadian dollar decreased sales by $335 million.

Excluding the impact of divestitures, net of acquisitions, and foreign currency translation, sales increased $130 million due to the launch of programs during or subsequent to the nine months ended September 30, 2018, including the:

•                  BMW X5;

•                  Chevrolet Blazer and Cadillac XT6;

•                  BMW X7;

•                  RAM 1500 pickup; and

•                  dual-clutch transmissions on various Daimler vehicles.

These factors were partially offset by:

•                  lower global light vehicle production;

•                  the labour strike at GM during the third quarter of 2019; and

•                  net customer price concessions subsequent to nine months ended September 30, 2018.

Adjusted EBIT — Power & Vision

Adjusted EBIT for Power & Vision decreased $333 million to $584 million for the nine months ended September 30, 2019 compared to $917 million for the nine months ended September 30, 2018 primarily as a result of:

•                  higher engineering costs in our ADAS business, substantially associated with three programs that will be utilizing new technologies;

•                  lower equity income, excluding the impact of foreign exchange, of $78 million;

•                  the divestiture of FP&C during the first quarter of 2019;

•                  higher spending associated with electrification, autonomy and research & development;

•                  a favourable settlement reported during the first quarter of 2018 relating to the acquisition of Getrag;

•                  a $19 million decrease in reported U.S. dollar Adjusted EBIT, primarily due to the weakening of the euro, Canadian dollar and Chinese renminbi, each against the U.S. dollar;

•                  acquisitions subsequent to the first nine months of 2018;

•                  $17 million related to tariffs, primarily on steel and aluminum;

•                  the labour strike at GM during the third quarter of 2019; and

•                  net customer price concessions.

These factors were partially offset by:

•                  earnings on higher sales, excluding the impact of acquisitions and divestitures, and foreign exchange;

•                  a favourable commercial settlement in the second quarter of 2019; and

•                  lower warranty costs of $7 million.

Equity income, excluding the impact of foreign exchange, was $78 million lower, primarily due to lower sales, a favourable change in the reserves for uncertain tax positions at a certain facility during the second quarter of 2018, and a write-down of assets during the third quarter of 2019 at a certain facility.  These factors were partially offset by improved operational performance at a certain facility, lower warranty costs, and a write-down of inventory and receivables relating to one customer during the second quarter of 2018 at a certain facility.

22    Magna International Inc. Third Quarter Report 2019

Adjusted EBIT as a percentage of sales — Power & Vision

Adjusted EBIT as a percentage of sales for Power & Vision decreased 3.0% to 6.8% for the nine months ended September 30, 2019 compared to 9.8% for the nine months ended September 30, 2018 primarily as a result of:

•                  higher engineering costs in our ADAS business, substantially associated with three programs that will be utilizing new technologies;

•                  lower equity income;

•                  acquisitions subsequent to the first nine months of 2018;

•                  higher spending associated with electrification, autonomy and research & development;

•                  a favourable settlement reported during the first quarter of 2018 relating to the acquisition of Getrag; and

•                  higher tariffs, primarily on steel and aluminum.

These factors were partially offset by:

•                  the divestiture of FP&C during the first quarter of 2019, which had a lower margin than our Power & Vision average;

•                  a favourable commercial settlement in the second quarter of 2019;

•                  earnings on higher sales, excluding the impact of acquisitions and divestitures; and

•                  lower warranty costs.

SEATING SYSTEMS

	For the nine months
	ended September 30,
	2019	2018	Change

Sales	$4,151	$4,113	$38	+	1%
Adjusted EBIT	$233	$316	$(83)	-	26%
Adjusted EBIT as a percentage of sales	5.6%	7.7%		-	2.1%

Sales — Seating Systems

Sales for Seating Systems increased 1% or $38 million to $4.15 billion for the nine months ended September 30, 2019 compared to $4.11 billion for the nine months ended September 30, 2018, primarily as a result of:

•                  the launch of programs during or subsequent to the nine months ended September 30, 2018, including the:

•                  BMW X5;

•                  BMW X7;

•                  Skoda Kodiaq;

•                  Geely Bin Yue; and

•                  an acquisition subsequent to the nine months ended September 30, 2018 which increased sales by $64 million.

These factors were partially offset by:

•                  lower global light vehicle production;

•                  the end of production of certain programs, including the Chevrolet Cruze;

•                  a $134 million decrease in reported U.S. dollar sales, primarily as a result of the weakening of the euro, Canadian dollar, and Turkish lira, each against the U.S. dollar;

•                  the labour strike at GM during the third quarter of 2019; and

•                  net customer price concessions subsequent to the nine months ended September 30, 2018.

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Adjusted EBIT — Seating Systems

Adjusted EBIT for Seating Systems decreased $83 million to $233 million for the nine months ended September 30, 2019 compared to $316 million for the nine months ended September 30, 2018 primarily as a result of:

•                  reduced earnings due to lower sales at a number of facilities;

•                  higher commodity costs;

•                  launch costs and operational inefficiencies at a new facility;

•                  lower equity income, excluding the impact of foreign exchange, of $9 million;

•                  higher labour and benefits;

•                  a $7 million decrease in reported U.S. dollar Adjusted EBIT, primarily due to the weakening of the Canadian dollar and Turkish lira, each against the U.S. dollar;

•                  foreign exchange losses in the first nine months of 2019 compared to foreign exchange gains in the first nine months of 2018; and

•                  higher launch costs;

•                  the labour strike at GM during the third quarter of 2019; and

•                  net customer price concessions.

These factors were partially offset by higher favourable commercial settlements and a gain on the sale of assets in the first quarter of 2019.

Adjusted EBIT as a percentage of sales — Seating Systems

Adjusted EBIT as a percentage of sales for Seating Systems decreased 2.1% to 5.6% for the nine months ended September 30, 2019 compared to 7.7% for the nine months ended September 30, 2018 primarily as a result of:

•                  launch costs and operational inefficiencies at a new facility;

•                  reduced earnings due to lower sales at a number of facilities;

•                  higher commodity costs;

•                  lower equity income;

•                  higher labour and benefits;

•                  foreign exchange losses in the first nine months of 2019 compared to foreign exchange gains in the first nine months of 2018; and

•                  higher launch costs.

These factors were partially offset by higher favourable commercial settlements and a gain on the sale of assets in the first quarter of 2019.

24    Magna International Inc. Third Quarter Report 2019

COMPLETE VEHICLES

	For the nine months
	ended September 30,
	2019	2018	Change

Complete Vehicle Assembly Volumes (thousands of units)(i)	124.5	107.9	16.6	+	15%
Sales	$5,246	$4,331	$915	+	21%
Adjusted EBIT	$100	$44	$56	+	127%
Adjusted EBIT as a percentage of sales	1.9%	1.0%		+	0.9%

(i)   Vehicles produced at our Complete Vehicle operations are included in Europe Light Vehicle Production volumes.

Sales — Complete Vehicles

Sales increased 21% or $915 million to $5.25 billion for the nine months ended September 30, 2019 compared to $4.33 billion for the nine months ended September 30, 2018, and assembly volumes increased 15% or 17 thousand units.

The increase in Complete Vehicle sales is primarily due to the launch of:

•                  the Jaguar I-Pace program which started production during the first quarter of 2018;

•                  the BMW Z4 program during the fourth quarter of 2018;

•                  the new Mercedes-Benz G-Class program during the second quarter of 2018; and

•                  the Toyota Supra program during the first quarter of 2019.

These factors were partially offset by:

•                  the impact of lower assembly volumes on the BMW 5-Series and Jaguar E-Pace; and

•                  a $343 million decrease in reported U.S. dollar sales as a result of the weakening of the euro against the U.S. dollar.

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Adjusted EBIT — Complete Vehicles

Adjusted EBIT for Complete Vehicles increased $56 million to $100 million for the nine months ended September 30, 2019 compared to $44 million for the nine months ended September 30, 2018 primarily as a result of lower launch and other costs and earnings on higher sales.

These factors were partially offset by a $6 million decrease in reported U.S. dollar Adjusted EBIT due to the weakening of the euro against the U.S. dollar.

Adjusted EBIT as a percentage of sales — Complete Vehicles

Adjusted EBIT as a percentage of sales for Complete Vehicles increased 0.9% to 1.9% for the nine months ended September 30, 2019 compared to 1.0% for the nine months ended September 30, 2018 primarily as a result of lower launch and other costs and earnings on higher sales.

CORPORATE AND OTHER

Adjusted EBIT in Corporate and Other decreased $15 million to $28 million for the nine months ended September 30, 2019 compared to $43 million for the nine months ended September 30, 2018 primarily as a result of:

•                  higher spending associated with corporate research & development;

•                  higher labour and benefit costs;

•                  higher sponsorship costs; and

•                  a $5 million unfavourable impact of lower foreign exchange gains in the first nine months of 2019 compared to the first nine months of 2018 related to the re-measurement of net deferred tax assets that are maintained in a currency other than their functional currency.

These factors were partially offset by:

•                  an increase in affiliation fees earned from our divisions;

•                  a gain on the sale of assets in the first quarter of 2019; and

•                  net foreign exchange gains in the first nine months of 2019 and net foreign exchange losses in the first nine months of 2018.

26    Magna International Inc. Third Quarter Report 2019

NON-GAAP PERFORMANCE MEASURES - FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2019

ADJUSTED EBIT AS A PERCENTAGE OF SALES

The table below shows the change in Magna’s Sales and Adjusted EBIT by segment and the impact each segment’s changes have on Magna’s Adjusted EBIT as a percentage of sales for the nine months ended September 30, 2019 compared to the nine months ended September 30, 2018:

			Adjusted EBIT
		Adjusted	as a percentage
	Sales	EBIT	of sales

Nine months ended September 30, 2018	$30,690	$2,377		7.7%
Increase (Decrease) related to:
Body Exteriors & Structures	(815)	(47)	+	0.1%
Power & Vision	(747)	(333)	-	0.9%
Seating Systems	38	(83)	-	0.3%
Complete Vehicles	915	56	-	0.1%
Corporate and Other	(45)	(15)		—
Nine months ended September 30, 2019	$30,036	$1,955		6.5%

Adjusted EBIT as a percentage of sales decreased 1.2% to 6.5% for the nine months ended September 30, 2019 compared to 7.7% for the nine months ended September 30, 2018 primarily due to:

•                  higher engineering costs in our ADAS business, substantially associated with three programs that will be utilizing new technologies;

•                  lower equity income;

•                  an increase in depreciation and amortization primarily related to the launch of programs;

•                  launch costs and operational inefficiencies at a new Seating facility;

•                  an increase in the proportion of sales generated in our Complete Vehicles segment relative to total sales, which have a lower margin than our consolidated average;

•                  favourable customer pricing resolutions in the third quarter of 2018 in our Body Exteriors & Structures facilities; and

•                  acquisitions subsequent to the nine months ended September 30, 2018.

These factors were partially offset by:

•                  lower launch costs;

•                  higher favourable commercial settlements; and

•                  productivity and efficiency improvements at certain Body Exteriors & Structures facilities.

Magna International Inc. Third Quarter Report 2019    27

RETURN ON INVESTED CAPITAL

Return on Invested Capital decreased 6.2% to 9.7% for the nine months ended September 30, 2019 compared to 15.9% for the nine months ended September 30, 2018. The change in other expense (income), net, after tax and reassessment of deferred tax balances negatively impacted Return on Invested Capital by 2.8%.  Adjusted Return on Invested Capital decreased 3.4% to 12.0% for the nine months ended September 30, 2019 compared to 15.4% for the nine months ended September 30, 2018, as a result of a decrease in Adjusted After-tax operating profits and higher Average Invested Capital.

Average Invested Capital increased $783 million to $16.91 billion for the nine months ended September 30, 2019 compared to $16.13 billion for the nine months ended September 30, 2018, primarily due to:

•                  the recognition of operating lease right-of-use assets during the first quarter of 2019 in accordance with the adoption of the accounting standard Accounting Standards Codification 842 — Leases;

•                  an increase in our investment in fixed assets to refurbish or replace assets consumed in the normal course of business and for manufacturing equipment for programs that will be launching subsequent to the nine months ended September 30, 2019;

•                  an increase in working capital; and

•                  an increase in investments, including our investment in Lyft during the second quarter of 2018.

These factors were partially offset by:

•                  the net weakening of foreign currencies against the U.S. dollar;

•                  the sale of our FP&C business during the first quarter of 2019, including the associated assets and liabilities formerly classified as held for sale; and

•                  the impairment of assets recorded in the third quarter of 2019, as described in the Other expense (income), net section.

RETURN ON EQUITY

Return on Equity decreased 5.4% to 15.4% for the nine months ended September 30, 2019 compared to 20.8% for the nine months ended September 30, 2018 due to lower net income attributable to Magna partially offset by lower Average Shareholders’ Equity. Other expense (income), net, after tax; the impairment of assets; and reassessment of deferred tax balances negatively impacted Return on Equity by 2.4%.

28    Magna International Inc. Third Quarter Report 2019

NON-GAAP FINANCIAL MEASURES RECONCILIATION

ADJUSTED EBIT

Adjusted EBIT is discussed in the “Segment Analysis” section. The following table reconciles net income to Adjusted EBIT:

	For the three months		For the nine months
	ended September 30,		ended September 30,
	2019	2018	2019	2018

Net (Loss) Income	$(364)	$560	$1,187	$1,865
Add:
Interest Expense, net	18	23	63	67
Other Expense (Income), net	859	2	248	(34)
Income Taxes	45	114	457	479
Adjusted EBIT	$558	$699	$1,955	$2,377

ADJUSTED EBIT AS A PERCENTAGE OF SALES

Adjusted EBIT as a percentage of sales is discussed in the “Non-GAAP Performance Measures” section and is calculated in the table below:

	For the three months		For the nine months
	ended September 30,		ended September 30,
	2019	2018	2019	2018

Sales	$9,319	$9,618	$30,036	$30,690
Adjusted EBIT	$558	$699	$1,955	$2,377
Adjusted EBIT as a percentage of sales	6.0%	7.3%	6.5%	7.7%

ADJUSTED DILUTED EARNINGS PER SHARE

Adjusted diluted earnings per share has been discussed in the “Earnings per Share” section. The following table reconciles net income attributable to Magna International Inc. to Adjusted diluted earnings per share:

	For the three months		For the nine months
	ended September 30,		ended September 30,
	2019	2018	2019	2018

Net (loss) income attributable to Magna International Inc.	$(233)	$554	$1,325	$1,840
Add (deduct):
Other Expense (Income), net	859	2	248	(34)
Tax effect on Other Expense (Income), net	(61)	—	32	3
Loss attributable to non-controlling interests related to Other Expense (Income), net	(127)	—	(127)	—
Reassessment of deferred tax balances	—	(21)	—	(21)
Adjusted net income attributable to Magna International Inc.	438	535	1,478	1,788
Diluted weighted average number of Common Shares outstanding during the period (millions)	310.7	343.0	319.1	352.3
Adjusted diluted earnings per share	$1.41	$1.56	$4.63	$5.08

Magna International Inc. Third Quarter Report 2019    29

RETURN ON INVESTED CAPITAL AND ADJUSTED RETURN ON INVESTED CAPITAL

Return on Invested Capital and Adjusted Return on Invested Capital are discussed in the “Non-GAAP Performance Measures” section. Return on Invested Capital is calculated as After-tax operating profits divided by Average Invested Capital (Invested Capital is averaged on a five-fiscal quarter basis) for the period. Adjusted Return on Invested Capital is calculated as Adjusted After-tax operating profits divided by Average Invested Capital (Invested Capital is averaged on a five-fiscal quarter basis) for the period.

After-tax operating profits and Adjusted After-tax operating profits are calculated in the table below:

	For the three months		For the nine months
	ended September 30,		ended September 30,
	2019	2018	2019	2018

Net (Loss) Income	$(364)	$560	$1,187	$1,865
Add (deduct):
Interest Expense, net	18	23	63	67
Income taxes on Interest Expense, net at Magna’s effective income tax rate:	(4)	(1)	(14)	(11)
After-tax operating profits	(350)	582	1,236	1,921
Other Expense (Income), net	859	2	248	(34)
Tax effect on Other Expense (Income), net	(61)	—	32	3
Reassessment of deferred tax balances	—	(21)	—	(21)
Adjusted After-tax operating profits	$448	$563	$1,516	$1,869

Invested Capital is calculated in the table below:

	As at September 30,
	2019	2018

Total Assets	$26,310	$26,665
Excluding:
Cash and cash equivalents	(769)	(884)
Deferred tax assets	(269)	(274)
Less Current Liabilities	(9,515)	(10,784)
Excluding:
Short-term borrowings	436	1,291
Long-term debt due within one year	104	231
Current portion of operating lease liabilities	218	—
Invested Capital	$16,515	$16,245

Return on Invested Capital is calculated in the table below:

	For the three months		For the nine months
	ended September 30,		ended September 30,
	2019	2018	2019	2018

After-tax operating profits	$(350)	$582	$1,236	$1,921
Average Invested Capital	$17,125	$16,342	$16,913	$16,130
Return on Invested Capital	(8.2)%	14.2%	9.7%	15.9%

Adjusted Return on Invested Capital is calculated in the table below:

	For the three months		For the nine months
	ended September 30,		ended September 30,
	2019	2018	2019	2018

Adjusted After-tax operating profits	$448	$563	$1,516	$1,869
Average Invested Capital	$17,125	$16,342	$16,913	$16,130
Adjusted Return on Invested Capital	10.5%	13.8%	12.0%	15.4%

30    Magna International Inc. Third Quarter Report 2019

RETURN ON EQUITY

Return on Equity is discussed in the “Non-GAAP Performance Measures” section and is calculated in the table below:

	For the three months		For the nine months
	ended September 30,		ended September 30,
	2019	2018	2019	2018

Net (loss) income attributable to Magna International Inc.	$(233)	$554	$1,325	$1,840
Average Shareholders’ Equity	$11,413	$11,577	$11,483	$11,789
Return on Equity	(8.2)%	19.1%	15.4%	20.8%

SUBSEQUENT EVENT

Normal Course Issuer Bid

Subsequent to September 30, 2019, we purchased for cancellation 1,909,460 Common Shares under an existing normal course issuer bid for cash consideration of $100 million through a pre-defined automatic securities purchase plan with a designated broker.

Subject to approval by the Toronto Stock Exchange [“TSX”] and the New York Stock Exchange [“NYSE”], our Board of Directors approved a new normal course issuer bid to purchase up to 30.3 million of our Common Shares, representing approximately 10% of our public float of Common Shares. The primary purposes of the normal course issuer bid are purchases for cancellation as well as purchases to fund our stock-based compensation awards or programs and/or its obligations to its deferred profit sharing plans. The normal course issuer bid is expected to commence on or about November 15, 2019 and will terminate one year later. All purchases of Common Shares will be made at the market price at the time of purchase in accordance with the rules and policies of the TSX or on the NYSE in compliance with Rule 10b-18 under the U.S. Securities Exchange Act of 1934.

Purchases may also be made through other published markets, or by such other means permitted by the TSX, including by private agreement or specific share repurchase program at a discount to the prevailing market price, pursuant to an issuer bid exemption order issued by a securities regulatory authority.

CHANGES IN ACCOUNTING POLICIES

Refer to Note 1 - Significant Accounting Policies included in our unaudited interim consolidated financial statements for the three and nine months ended September 30, 2019 included in this Quarterly Report for the impact of recently adopted accounting pronouncements.

COMMITMENTS AND CONTINGENCIES

From time to time, we may be contingently liable for litigation, legal and/or regulatory actions and proceedings and other claims. Refer to note 23 of our audited consolidated financial statements for the year ended December 31, 2018 and note 17 of our unaudited interim consolidated financial statements for the three and nine months ended September 30, 2019, which describes these claims.

For a discussion of risk factors relating to legal and other claims/actions against us, refer to “Item 5. Risk Factors” in our Annual Information Form and Annual Report on Form 40-F, each in respect of the year ended December 31, 2018.

CONTROLS AND PROCEDURES

During the first quarter of 2019, we implemented a new lease accounting system and process in response to the adoption of Accounting Standards Codification 842 — Leases, effective January 1, 2019.  The operating effectiveness of these changes to our internal control over financial reporting will be evaluated as part of our 2019 annual assessment.

Other than as described above, there have been no changes in our internal controls over financial reporting that occurred during the three months ended September 30, 2019 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Magna International Inc. Third Quarter Report 2019    31

FORWARD-LOOKING STATEMENTS

Certain statements in this MD&A may constitute “forward-looking information” or “forward-looking statements” (collectively, “forward-looking statements”). Any such forward-looking statements are intended to provide information about management’s current expectations and plans and may not be appropriate for other purposes. Forward-looking statements may include financial and other projections, as well as statements regarding our future plans, strategic objectives or economic performance, or the assumptions underlying any of the foregoing, and other statements that are not recitations of historical fact. We use words such as “may”, “would”, “could”, “should”, “will”, “likely”, “expect”, “anticipate”, “believe”, “intend”, “plan”, “aim”, “forecast”, “outlook”, “project”, “estimate”, “target” and similar expressions suggesting future outcomes or events to identify forward-looking statements.

Forward-looking statements are based on information currently available to us, and are based on assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances. While we believe we have a reasonable basis for making any such forward-looking statements, they are not a guarantee of future performance or outcomes. Whether actual results and developments conform to our expectations and predictions is subject to a number of risks, assumptions and uncertainties, many of which are beyond our control, and the effects of which can be difficult to predict, including, without limitation:

Risks Related to the Automotive Industry

•                  economic cyclicality;

•                  regional production volume declines;

•                  intense competition;

•                  potential restrictions on free trade;

•                  trade disputes/tariffs;

Customer and Supplier Related Risks

•                  concentration of sales with six customers;

•                  shifts in market shares among vehicles or vehicle segments;

•                  shifts in consumer “take rates” for products we sell;

•                  quarterly sales fluctuations;

•                  potential loss of any material purchase orders;

•                  a deterioration in the financial condition of our supply base;

•                  OEM consolidation;

Manufacturing Operational Risks

•                  product and new facility launch risks;

•                  operational underperformance;

•                  restructuring costs;

•                  impairment charges;

•                  labour disruptions;

•                  supply disruptions;

•                  climate change risks;

•                  attraction/retention of skilled labour;

IT Security Risk

•                  IT/Cybersecurity breach;

Pricing Risks

•                  pricing risks between time of quote and start of production;

•                  price concessions;

•                  commodity costs;

•                  declines in scrap steel prices;

Warranty / Recall Risks

•                  costs related to repair or replacement of defective products, including due to a recall;

•                  warranty or recall costs that exceed warranty provision or insurance coverage limits;

Acquisition Risks

•                  inherent merger and acquisition risks;

•                  acquisition integration risk;

Other Business Risks

•                  risks related to conducting business through joint ventures;

•                  our ability to consistently develop and commercialize innovative products or processes;

•                  our changing business risk profile as a result of increased investment in electrification and autonomous driving, including: higher R&D and engineering costs, and challenges in quoting for profitable returns on products for which we may not have significant quoting experience;

•                  risks of conducting business in foreign markets;

•                  fluctuations in relative currency values;

•                  tax risks;

•                  reduced financial flexibility as a result of an economic shock;

•                  changes in credit ratings assigned to us;

Legal, Regulatory and Other Risks

•                  antitrust risk;

•                  legal claims and/or regulatory actions against us; and

•                  changes in laws and regulations, including those related to vehicle emissions.

In evaluating forward-looking statements or forward-looking information, we caution readers not to place undue reliance on any forward-looking statement, and readers should specifically consider the various factors which could cause actual events or results to differ materially from those indicated by such forward-looking statements, including the risks, assumptions and uncertainties above which are discussed in greater detail in this document under the section titled “Industry Trends and Risks” and set out in our Annual Information Form filed with securities commissions in Canada and our annual report on Form 40-F filed with the United States Securities and Exchange Commission, and subsequent filings.

32    Magna International Inc. Third Quarter Report 2019

MAGNA INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF (LOSS) INCOME

[Unaudited]

[U.S. dollars in millions, except per share figures]

		Three months ended		Nine months ended
		September 30,		September 30,
	Note	2019	2018	2019	2018

Sales		$9,319	$9,618	$30,036	$30,690

Costs and expenses
Cost of goods sold		8,063	8,253	25,937	26,341
Depreciation and amortization		335	325	990	960
Selling, general and administrative		400	403	1,274	1,233
Interest expense, net		18	23	63	67
Equity income		(37)	(62)	(120)	(221)
Other expense (income), net	4	859	2	248	(34)
(Loss) Income from operations before income taxes		(319)	674	1,644	2,344
Income taxes		45	114	457	479
Net (loss) income		(364)	560	1,187	1,865
Loss (Income) attributable to non-controlling interests	4	131	(6)	138	(25)
Net (loss) income attributable to Magna International Inc.		$(233)	$554	$1,325	$1,840
(Loss) earnings per Common Share:	5
Basic		$(0.75)	$1.63	$4.17	$5.26
Diluted		$(0.75)	$1.62	$4.15	$5.22
Cash dividends paid per Common Share		$0.365	$0.33	$1.095	$0.99
Weighted average number of Common Shares outstanding during the period [in millions]:	5
Basic		310.7	341.0	318.0	350.1
Diluted		310.7	343.0	319.1	352.3

See accompanying notes

Magna International Inc. Third Quarter Report 2019    33

MAGNA INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME

[Unaudited]

[U.S. dollars in millions]

		Three months ended		Nine months ended
		September 30,		September 30,
	Note	2019	2018	2019	2018

Net (loss) income		$(364)	$560	$1,187	$1,865

Other comprehensive loss, net of tax:	15
Net unrealized loss on translation of net investment in foreign operations		(259)	(128)	(213)	(411)
Net unrealized (loss) gain on cash flow hedges		(27)	43	59	(31)
Reclassification of net (gain) loss on cash flow hedges to net income		(11)	5	9	3
Reclassification of net loss on pensions to net income		1	1	4	3
Other comprehensive loss		(296)	(79)	(141)	(436)
Comprehensive (loss) income		(660)	481	1,046	1,429
Comprehensive loss (income) attributable to non-controlling interests		145	11	151	(1)
Comprehensive (loss) income attributable to Magna International Inc.		$(515)	$492	$1,197	$1,428

See accompanying notes

34    Magna International Inc. Third Quarter Report 2019

MAGNA INTERNATIONAL INC.

CONSOLIDATED BALANCE SHEETS

[Unaudited]

[U.S. dollars in millions]

		As at	As at
		September 30,	December 31,
	Note	2019	2018

ASSETS
Current assets
Cash and cash equivalents	6	$769	$684
Accounts receivable	2	7,068	6,548
Inventories	7	3,457	3,403
Prepaid expenses and other	6,12	189	193
Income taxes receivable		22	57
Assets held for sale	3	—	949
		11,505	11,834
Investments	8	1,430	2,189
Fixed assets, net		7,943	8,095
Operating lease right-of-use assets	9	1,702	—
Intangible assets, net		542	560
Goodwill		1,942	1,979
Deferred tax assets	10	269	300
Other assets	11	977	988
		$26,310	$25,945

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term borrowings	12	$436	$1,098
Accounts payable		5,966	6,094
Accrued salaries and wages		797	769
Other accrued liabilities	13	1,994	1,734
Long-term debt due within one year		104	201
Current portion of operating lease liabilities	9	218	—
Liabilities held for sale	3	—	408
		9,515	10,304

Long-term debt		3,021	3,084
Operating lease liabilities	9	1,527	—
Long-term employee benefit liabilities		584	597
Other long-term liabilities		388	400
Deferred tax liabilities		402	401
		15,437	14,786

Shareholders’ equity
Capital stock
Common Shares [issued: 307,572,057; December 31, 2018 — 327,339,095]	14	3,221	3,380
Contributed surplus		143	120
Retained earnings		8,483	8,376
Accumulated other comprehensive loss	15	(1,272)	(1,175)
		10,575	10,701

Non-controlling interests		298	458
		10,873	11,159
		$26,310	$25,945

See accompanying notes

Magna International Inc. Third Quarter Report 2019    35

MAGNA INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

[Unaudited]

[U.S. dollars in millions]

		Three months ended		Nine months ended
		September 30,		September 30,
	Note	2019	2018	2019	2018

Cash provided from (used for):

OPERATING ACTIVITIES
Net (loss) income		$(364)	$560	$1,187	$1,865
Items not involving current cash flows	6	1,210	339	1,467	1,005
		846	899	2,654	2,870
Changes in operating assets and liabilities	1, 6	(96)	177	(390)	(750)
Cash provided from operating activities		750	1,076	2,264	2,120

INVESTING ACTIVITIES
Fixed asset additions		(349)	(381)	(928)	(1,003)
Proceeds from sale of (investment in) Lyft, Inc.	8	10	(20)	10	(220)
Increase in investments, other assets and intangible assets		(83)	(114)	(272)	(331)
Proceeds from disposition		57	76	169	153
Acquisitions		—	—	(152)	4
Proceeds on sale of business	3	3	—	1,132	—
Cash used for investing activities		(362)	(439)	(41)	(1,397)

FINANCING ACTIVITIES
Issues of debt		21	119	36	149
Increase (decrease) in short-term borrowings		240	149	(688)	1,043
Repayments of debt		(10)	(6)	(139)	(41)
Issue of Common Shares on exercise of stock options		19	1	33	47
Shares repurchased for tax withholdings on vesting of equity awards		—	(4)	(5)	(6)
Repurchase of Common Shares	14	(342)	(520)	(1,035)	(1,352)
Contributions to subsidiaries by non-controlling interests		2	—	4	4
Dividends paid to non-controlling interests		—	—	(13)	(30)
Dividends paid		(109)	(109)	(338)	(342)
Cash used for financing activities		(179)	(370)	(2,145)	(528)

Effect of exchange rate changes on cash, cash equivalents and restricted cash equivalents		(9)	(10)	1	(31)

Net increase in cash, cash equivalents and Restricted cash equivalents during the period		200	257	79	164
Cash, cash equivalents and restricted cash equivalents, beginning of period		681	746	802	839
Cash, cash equivalents and restricted cash equivalents, end of period	6	$881	$1,003	$881	$1,003

See accompanying notes

36   Magna International Inc. Third Quarter Report 2019

MAGNA INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

[Unaudited]

[U.S. dollars in millions]

	Nine months ended September 30, 2019
		Common Shares		Contri-			Non-
			Stated	buted	Retained		controlling	Total
	Note	Number	Value	Surplus	Earnings	AOCL (i)	Interest	Equity
		[in millions]

Balance, December 31, 2018		327.3	$3,380	$120	$8,376	$(1,175)	$458	$11,159
Adoption of ASU No. 2016-02	1				(25)			(25)
Balance, December 31, 2018, as adjusted		327.3	$3,380	$120	$8,351	$(1,175)	$458	$11,134
Net income					1,325		(138)	1,187
Other comprehensive loss						(128)	(13)	(141)
Contributions by non-controlling interests							4	4
Sale of business	3					8		8
Shares issued on exercise of stock options		1.0	40	(7)				33
Release of stock and stock units		0.2	9	(9)				—
Shares repurchased for tax withholdings on vesting of equity rewards		(0.1)	(1)		(4)			(5)
Repurchase and cancellation under normal course issuer bid	14	(21.0)	(219)		(839)	23		(1,035)
Stock-based compensation expense				39				39
Dividends paid to non-controlling interests							(13)	(13)
Dividends paid		0.2	12		(350)			(338)
Balance, September 30, 2019		307.6	$3,221	$143	$8,483	$(1,272)	$298	$10,873

	Three months ended September 30, 2019
		Common Shares		Contri-			Non-
			Stated	buted	Retained		controlling	Total
	Note	Number	Value	Surplus	Earnings	AOCL (i)	Interest	Equity
		[in millions]

Balance, June 30, 2019		313.8	$3,266	$136	$9,106	$(997)	$441	$11,952
Net loss					(233)		(131)	(364)
Other comprehensive loss						(282)	(14)	(296)
Contributions by non-controlling interests							2	2
Shares issued on exercise of stock options		0.6	23	(4)				19
Repurchase and cancellation under normal course issuer bid	14	(6.8)	(72)		(277)	7		(342)
Stock-based compensation expense				11				11
Dividends paid			4		(113)			(109)
Balance, September 30, 2019		307.6	$3,221	$143	$8,483	$(1,272)	$298	$10,873

(i)        AOCL is Accumulated Other Comprehensive Loss.

See accompanying notes

Magna International Inc. Third Quarter Report 2019    37

MAGNA INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

[Unaudited]

[U.S. dollars in millions]

	Nine months ended September 30, 2018
		Common Shares		Contri-			Non-
			Stated	buted	Retained		controlling	Total
	Note	Number	Value	Surplus	Earnings	AOCL (ii)	Interest	Equity
		[in millions]

Balance, December 31, 2017		358.1	$3,617	$119	$8,074	$(600)	$502	$11,712
Adoption of ASU No. 2016-16					3			3
Balance, December 31, 2017, as adjusted		358.1	$3,617	$119	$8,077	$(600)	$502	$11,715
Net income					1,840		25	1,865
Other comprehensive loss						(412)	(24)	(436)
Contributions by non-controlling interests							4	4
Shares issued on exercise of stock options		1.1	56	(9)				47
Release of stock and stock units		0.3	13	(13)				—
Shares repurchased for tax withholdings on vesting of equity rewards		(0.1)	(1)		(5)			(6)
Repurchase and cancellation under normal course issuer bid	14	(22.7)	(232)		(1,139)	19		(1,352)
Stock-based compensation expense				30				30
Acquisition							10	10
Dividends paid to non-controlling interests							(30)	(30)
Dividends paid		0.1	7		(349)			(342)
Balance, September 30, 2018		336.8	$3,460	$127	$8,424	$(993)	$487	$11,505

	Three months ended September 30, 2018
		Common Shares		Contri-			Non-
			Stated	buted	Retained		controlling	Total
	Note	Number	Value	Surplus	Earnings	AOCL (ii)	Interest	Equity
		[in millions]

Balance, June 30, 2018		345.9	$3,547	$123	$8,418	$(938)	$498	$11,648
Net income					554		6	560
Other comprehensive loss						(62)	(17)	(79)
Shares issued on exercise of stock options		(0.1)	1					1
Release of stock and stock units		0.3	4	(4)				—
Shares repurchased for tax withholdings on vesting of equity rewards		(0.1)	(1)		(3)			(4)
Repurchase and cancellation under normal course issuer bid	14	(9.2)	(94)		(433)	7		(520)
Stock-based compensation expense				8				8
Dividends paid			3		(112)			(109)
Balance, September 30, 2018		336.8	$3,460	$127	$8,424	$(993)	$487	$11,505

(ii)     AOCL is Accumulated Other Comprehensive Loss.

See accompanying notes

38    Magna International Inc. Third Quarter Report 2019

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

1.              SIGNIFICANT ACCOUNTING POLICIES

[a]         Basis of presentation

The unaudited interim consolidated financial statements of Magna International Inc. and its subsidiaries [collectively “Magna” or the “Company”] have been prepared in U.S. dollars following accounting principles generally accepted in the United States of America [“GAAP”]. The unaudited interim consolidated financial statements do not conform in all respects to the requirements of GAAP for annual financial statements. Accordingly, these unaudited interim consolidated financial statements should be read in conjunction with the December 31, 2018 audited consolidated financial statements and notes thereto included in the Company’s 2018 Annual Report.

The unaudited interim consolidated financial statements reflect all adjustments, which consist only of normal and recurring adjustments, necessary to present fairly the financial position at September 30, 2019 and the results of operations, changes in equity and cash flows for the three and nine-month periods ended September 30, 2019 and 2018.

[b]         Recently adopted Accounting Standards

Leases

In February 2016, the FASB issued ASU No. 2016-02, “Leases: Topic 842 (ASU 2016-02)”, to supersede nearly all existing lease guidance under GAAP. The Company adopted the standard on January 1, 2019 using a modified retrospective transition approach, without restatement of the comparative period’s financial information, as permitted by the transition guidance. The adoption of the new standard resulted in a cumulative-effect adjustment to retained earnings of $25 million. The Company elected certain practical expedients including not to reassess whether any expired or existing contract is or contains a lease, the lease classification of any expired or existing lease, and not to reassess any initial direct costs for any existing leases.  In addition, the Company elected to use the hindsight, practical expedient.

The most significant impact on the Consolidated Financial Statements was the recognition of Right-of-use [“ROU”] assets and lease liabilities for operating leases, while the accounting for finance leases remained substantially unchanged. On January 1, 2019, the Company recognized operating lease liabilities of $1.8 billion and right-of-use assets of $1.8 billion based on the present value of the remaining lease payments over the lease term. The adoption of the new standard did not have a material impact on the Company’s results of operations or cash flows.

[c]          Seasonality

The Company’s businesses are generally not seasonal. However, the Company’s sales and profits are closely related to its automotive customers’ vehicle production schedules. The Company’s largest North American customers typically halt production for approximately two weeks in July and one week in December. Additionally, many of the Company’s customers in Europe typically shutdown vehicle production during portions of August and one week in December.

2.              REVENUE RECOGNITION

[a]         Disaggregation of Revenue

Total tooling and other sales were $181.7 million [2018 — $217.8 million] and $524.8 million [2018 — $619.4 million] for the three and nine months ended September 30, 2019 and 2018, respectively.

For revenues disaggregated by product group, refer to Segmented Information [note 18].

[b]         Contract Assets and Liabilities

The Company’s unbilled accounts receivable balance was $330 million as at September 30, 2019, and $293 million as at December 31, 2018.  Accounts receivable related to production, tooling and engineering sales were $5.2 billion as of September 30, 2019 and $4.3 billion as at December 31, 2018.

Customer advances are recorded as deferred revenue [a contract liability]. The Company’s contract liability balance was $163 million as at September 30, 2019 and $176 million as at December 31, 2018. The amount of revenue recognized for the nine-month period ended September 30, 2019 that was included in the deferred revenue balance at the beginning of the period was $69 million.

Magna International Inc. Third Quarter Report 2019    39

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

3.              SALE OF BUSINESS

On March 29, 2019, the Company completed the sale of its global Fluid Pressure & Controls [“FP&C”] business to Hanon Systems for total consideration of $1.23 billion.  The business was included in the Company’s Power & Vision segment and did not meet the criteria to be classified as a discontinued operation.

The following table summarizes the carrying value of the major classes of assets and liabilities of the FP&C business which were reflected as held for sale in the consolidated balance sheets at December 31, 2018:

December 31,
2018

Accounts receivable	$258
Inventories	140
Prepaid expenses and other	4
Investments	4
Fixed assets, net	320
Goodwill	157
Deferred tax assets	17
Other assets	11
Intangibles	38
Assets held for sale	$949
Accounts payable	$226
Accrued salaries and wages	30
Other accrued liabilities	76
Income taxes payable	6
Long-term employee benefit liabilities	62
Other long-term liabilities	3
Deferred tax liabilities	5
Liabilities held for sale	$408

The Company recognized a gain on the sale within other expense (income), net as follows:

Nine months ended
September 30,
2019

Proceeds on disposal, net of transaction costs	$1,180
Net assets disposed	656
524
Income taxes	77
Gain on divestiture, net of tax	$447

During the third quarter of 2019, an increase in the gain on sale of $2 million [$2 million after tax] was recorded, as a result of post-closing adjustments [note 4].

40    Magna International Inc. Third Quarter Report 2019

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

4.              OTHER EXPENSE (INCOME), NET

		Three months ended		Nine months ended
		September 30,		September 30,
		2019	2018	2019	2018

Impairment of assets	[a]	$727	$—	$727	$—
Restructuring	[b]	7	2	28	22
Net losses (gains) on investments	[c]	127	—	17	(56)
Gain on sale of Business [note 3]		(2)	—	(524)	—
Other expense (income), net		$859	$2	$248	$(34)

[a]         Impairment of assets

During the third quarter of fiscal 2019, the Company concluded that indicators of potential impairment were present within the Power & Vision segment related to its equity-accounted investments in Getrag (Jiangxi) Transmission Co., Ltd. and Dongfeng Getrag Transmission Co. Ltd. in China, which make both manual transmissions and dual-clutch transmissions [“DCTs”], and its equity-accounted investment Getrag Ford Transmission GmbH in Europe which makes manual transmissions.  The conclusion was based on lower than expected sales, increased pricing pressure in the China market, declines in volume projections for the foreseeable future for manual transmissions and DCTs in China and manual transmissions in Europe, and in-sourcing of transmissions by certain Chinese OEMs. Accordingly, the Company deemed there to be an other-than-temporary decline, and undertook an impairment analysis to determine the fair value of the investments utilizing discounted cash flows to derive fair values. Based on the analyses, the carrying value of the Company’s investments exceeded fair value by $700 million. Including the $36 million impact of income taxes and the $127 million attributable to non-controlling interest, the non-cash impairment charge included in net (loss) income attributable to the Company was $537 million.

The inputs utilized in the analyses are classified as Level 3 inputs within the fair value hierarchy as defined in ASC 820, “Fair Value Measurement” and primarily consist of expected revenues and costs, estimated production volumes, future growth rates and the appropriate discount rates (based on weighted average cost of capital).

During the third quarter of 2019, the Company recorded asset impairment charges of $27 million [$20 million after tax] in its Electronics operations which are included in the Company’s Power & Vision segment.

[b]         Restructuring

For the three and nine months ended September 30, 2019, the Company recorded net restructuring charges of $7 million and $28 million [$7 million and $28 million after tax], respectively, for its Body Exteriors & Structures operations.

For the three and nine months ended September 30, 2018, the Company recorded net restructuring charges of $2 million, and $22 million [$2 million and $22 million after tax], respectively, for its Power & Vision and Body Exteriors & Structures operations.

[c]          Net losses (gains) on investments

The Company recorded net losses of $127 million and $17 million [$109 million and $15 million after tax] during the three and nine months ended September 30, 2019, respectively, substantially related to the revaluation of its investment in Lyft, Inc [“Lyft”].

During the nine months ended September 30, 2018, the Company recorded an unrealized gain of $56 million [$53 million after tax] on the revaluation of its private equity investments, substantially related to its investment in Lyft.

Magna International Inc. Third Quarter Report 2019    41

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

5.              EARNINGS PER SHARE

	Three months ended		Nine months ended
	September 30,		September 30,
	2019	2018	2019	2018

Basic (loss) earnings per Common Share:
Net (loss) income attributable to Magna International Inc.	$(233)	$554	$1,325	$1,840

Weighted average number of Common Shares outstanding	310.7	341.0	318.0	350.1

Basic (loss) earnings per Common Share	$(0.75)	$1.63	$4.17	$5.26

Diluted (loss) earnings per Common Share [a]:

Net (loss) income attributable to Magna International Inc.	$(233)	$554	$1,325	$1,840

Weighted average number of Common Shares outstanding	310.7	341.0	318.0	350.1
Adjustments
Stock options and restricted stock	—	2.0	1.1	2.2

	310.7	343.0	319.1	352.3

Diluted (loss) earnings per Common Share	$(0.75)	$1.62	$4.15	$5.22

[a]   For the three months ended September 30, 2019, diluted earnings per Common Share excluded 9.1 million Common Shares issuable under the Company’s Incentive Stock Option Plan because the effect of including them would have been anti-dilutive.

For the nine months ended September 30, 2019, diluted earnings per Common Share excluded 4.2 million Common Shares issuable under the Company’s Incentive Stock Option Plan because these options were not “in-the-money”. The dilutive effect of participating securities using the two-class method was excluded from the calculation of earnings per share because the effect would be immaterial.

42    Magna International Inc. Third Quarter Report 2019

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

6.              DETAILS OF CASH FROM OPERATING ACTIVITIES

[a]         Cash, cash equivalents and restricted cash equivalents consist of:

	September 30,	December 31,
	2019	2018

Bank term deposits and bankers’ acceptances	$430	$314
Cash	339	370
Cash and cash equivalents	769	684
Restricted cash equivalents included in prepaid expenses [note 12]	112	118
	$881	$802

[b]         Items not involving current cash flows:

	Three months ended		Nine months ended
	September 30,		September 30,
	2019	2018	2019	2018

Depreciation and amortization	$335	$325	$990	$960
Amortization of other assets included in cost of goods sold	62	34	175	108
Other non-cash charges	13	6	47	9
Deferred income taxes	(49)	8	17	39
Equity (income) loss in excess of dividends received	(3)	(34)	18	(55)
Non-cash portion of Other expense (income), net [note 4]	852	—	220	(56)
	$1,210	$339	$1,467	$1,005

[c]          Changes in operating assets and liabilities:

	Three months ended		Nine months ended
	September 30,		September 30,
	2019	2018	2019	2018

Accounts receivable	$109	$171	$(508)	$(986)
Inventories	(9)	(143)	(105)	(294)
Prepaid expenses and other	9	25	5	12
Accounts payable	(183)	139	(79)	321
Accrued salaries and wages	58	59	31	34
Other accrued liabilities	(75)	(3)	210	253
Income taxes payable	(5)	(71)	56	(90)
	$(96)	$177	$(390)	$(750)

7.              INVENTORIES

Inventories consist of:

	September 30,	December 31,
	2019	2018

Raw materials and supplies	$1,284	$1,282
Work-in-process	352	331
Finished goods	417	408
Tooling and engineering	1,404	1,382
	$3,457	$3,403

Tooling and engineering inventory represents costs incurred on tooling and engineering services contracts in excess of billed and unbilled amounts included in accounts receivable.

43   Magna International Inc. Third Quarter Report 2019

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

8.              INVESTMENTS

		September 30,	December 31,
		2019	2018

Equity method investments	[a]	$1,118	$1,862
Publicly traded investments	[b]	214	—
Private equity investments		94	323
Other		4	4
		$1,430	$2,189

[a]         The Company has two investees that are variable interest entities [“VIEs”]. The Company has determined that it is the primary beneficiary and has the power to direct the activities that are considered most significant to these entities. As a result, the assets, liabilities, and results of operations of these variable interest entities are included in the Company’s consolidated financial statements. The Company’s maximum exposure to any potential losses associated with these affiliated companies is limited to the Company’s investment, which was $92 million at September 30, 2019, and $101 million at December 31, 2018.

The carrying amounts and classification of assets and liabilities included in the Company’s consolidated balance sheet related to the consolidated VIEs are as follows:

	September 30,	December 31,
	2019	2018

Current assets	$145	$207
Noncurrent assets	110	118
Total assets	$255	$325

Current liabilities	$157	$218
Noncurrent liabilities	6	6
Total liabilities	$163	$224

Assets recognized as a result of consolidating these VIEs do not represent additional assets that could be used to satisfy claims against the Company’s general assets. Conversely, liabilities recognized as a result of consolidating these VIEs do not represent additional claims on the Company’s general assets; rather, they represent claims against the specific assets of the consolidated VIEs.

[b]         The Company values its investments in publicly traded equity securities using the closing price on the measurement date, as reported on the stock exchange on which the securities are traded.

During the third quarter of 2019, the Company sold 215,616 shares of its publicly traded equity securities in Lyft for proceeds of $10 million and realized a gain of $2 million [$2 million after tax] based on the difference between the sale proceeds and the initial purchase price.

Magna International Inc. Third Quarter Report 2019    44

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

9.              LEASES

The Company determines if an arrangement is a lease or contains a lease at inception. The Company has entered into leases primarily for real estate, manufacturing equipment and vehicles with terms that range from 1 year to 33 years, excluding land use rights which generally extend over 90 years. These leases often include options to extend the term of the lease for up to 12 years or to terminate the lease within 1 year.  When it is reasonably certain that the option will be exercised, the impact of the option is included in the lease term for purposes of determining total future lease payments.  Leases with an initial term of 12 months or less are considered short-term and are not recorded on the balance sheet.  The Company recognizes operating lease expense for these leases on a straight-line basis over the lease term.

Operating lease ROU assets and operating lease liabilities are recognized based on the present value of the future lease payments over the lease term at the commencement date.   As the rate implicit in the lease is not readily determinable for the Company’s operating leases, an incremental borrowing rate is generally used based on information available at the lease commencement date to determine the present value of future lease payments. A majority of the Company’s leases for manufacturing facilities are subject to variable lease-related payments, such as escalation clauses based on consumer price index rates or other similar indices.  Variable payments that are based on an index or a rate are included in the recognition of the Company’s right-of-use assets and lease liabilities using the index or rate at lease commencement.  Subsequent changes to these lease payments due to rate or index updates are recorded as lease expense in the period incurred.

The Company’s lease agreements generally exclude non-lease components.  As a result, non-lease components are accounted for separately for all classes of assets and expensed as incurred. In addition, the Company’s lease agreements do not contain any material residual value guarantees or material restrictive covenants.

Operating leases are included in operating lease right-of-use assets, current portion of operating lease liabilities and operating lease liabilities, and finance leases are included in fixed assets, net, long-term debt due within one year, and long-term debt on the Company’s consolidated balance sheet. The Company’s finance leases were not material for any of the periods presented.

Costs associated with the Company’s operating lease expense were as follows:

	Three months ended	Nine months ended
	September 30, 2019	September 30, 2019

Operating lease expense	$80	$233
Short-term lease expense	7	18
Variable lease expense	6	21
Total lease expense	$93	$272

Supplemental information related to the Company’s operating leases was as follows:

	Three months ended	Nine months ended
	September 30, 2019	September 30, 2019

Operating cash flows — cash paid relating to operating leases	$89	$258
Right-of-use assets obtained in exchange for new operating lease liabilities	$41	$62
Weighted-average remaining lease term — operating leases, in years		10 years
Weighted-average discount rate — operating leases		4.9%

45   Magna International Inc. Third Quarter Report 2019

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

9.              LEASES (CONTINUED)

At September 30, 2019, the Company had commitments under operating leases requiring annual payments as follows:

Total

2019 (for the remaining three months)	$77
2020	286
2021	259
2022	234
2023	208
2024 and thereafter	1,191
2,255
Less: amount representing interest	510

Total lease liabilities	$1,745

Current operating lease liabilities	$218
Non-current operating lease liabilities	1,527
Total lease liabilities	$1,745

As of September 30, 2019, the Company has additional operating leases, primarily for manufacturing facilities, that have not yet commenced of $20 million. These operating leases will commence during 2019 and have lease terms of 1 to 10 years.

The Company’s future minimum lease commitments, as of December 31, 2018, under Accounting Standard Codification Topic 840, the predecessor to Topic 842, were as follows:

Total

2019	$310
2020	283
2021	254
2022	230
2023	199
Thereafter	714
1,990

For the year ended December 31, 2018, operating lease expense was $330 million reflected in Cost of good sold and $31 million in Selling, general and administrative expenses, respectively, in the consolidated statement of income.

10.       INCOME TAXES

For the three and nine months ended September 30, 2018, the Company’s effective tax rate was impacted by the expected sale of the FP&C business. The Company reassessed its positions in deferred taxes in anticipation of closing the FP&C transaction, recognizing a $21 million net reduction in deferred tax expense.

For the three and nine months ended September 30, 2019, the Company’s effective tax rate was impacted by the non-deductible impairment charge related to three of the Company’s equity method investments included in the Company’s Power & Vision segment [note 4].

Magna International Inc. Third Quarter Report 2019    46

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

11.  OTHER ASSETS

Other assets consist of:

	September 30,	December 31,
	2019	2018

Preproduction costs related to long-term supply agreements with contractual guarantee for reimbursement	$697	$741
Long-term receivables	212	198
Pension overfunded status	18	18
Unrealized gain on cash flow hedges	16	9
Other	34	22
	$977	$988

12.       SHORT-TERM BORROWINGS

The Company’s short-term borrowings consist of the following:

	September 30,	December 31,
	2019	2018

Bank indebtedness [i]	$35	$35
Commercial paper [ii]	401	1,063
	$436	$1,098

[i]             The Company has an agreement for a credit facility that is drawn in euros.  The Company is required to secure any amounts drawn on the facility with a USD cash deposit of 105% of the outstanding euro balance.  As at September 30, 2019, the gross amount outstanding under the credit facility was $107 million [€98 million] and the related restricted cash equivalent deposit was $112 million. The credit agreement includes a netting arrangement with the bank that provides for the legal right of setoff. The remaining net deposit of $5 million was included in the prepaid expenses and other balance, and is restricted under the terms of the loan [note 6]. As at December 31, 2018 the gross amount outstanding under the credit facility was $112 million [€98 million], and the net deposit included in the prepaid expenses and other balance was $6 million.

On May 24, 2019, the Company amended its $300 million, 364 day syndicated revolving credit facility, including an extension of the maturity date to June 22, 2020. The facility can be drawn in U.S. dollars or Canadian dollars. As of September 30, 2019, the Company has not borrowed any funds under this credit facility.

[ii]          The Company has a U.S. commercial paper program [the “U.S. Program”] and a euro-commercial paper program [the “euro-Program”]. Under the U.S. Program, the Company may issue U.S. commercial paper notes [the “U.S. notes”] up to a maximum aggregate amount of U.S. $1 billion. The U.S. Program is supported by the Company’s existing global credit facility. As at September 30, 2019, $270 million [2018 — $903 million] of U.S notes were outstanding, with a weighted-average interest rate of 2.26% [2018 — 3.00%], and maturities less than three months.

Under the euro-Program, the Company may issue euro-commercial paper notes [the “euro notes”] up to a maximum aggregate amount of €500 million or its equivalent in alternative currencies. The euro notes issued are guaranteed by the Company’s existing global credit facility. As at September 30, 2019, $131 million or €120 million [2018 - $160 million or €140 million] of euro notes were outstanding, with a negative weighted-average interest rate of 0.28% [2018 — negative 0.24%], and maturities less than three months.

47   Magna International Inc. Third Quarter Report 2019

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

13.       WARRANTY

The following is a continuity of the Company’s warranty accruals, included in Other accrued liabilities:

	2019	2018

Balance, beginning of period	$208	$255
Expense, net	21	32
Settlements	(24)	(17)
Foreign exchange and other	4	2
Balance, March 31	209	272
Expense, net	25	21
Settlements	(14)	(26)
Foreign exchange and other	3	(7)
Balance, June 30	223	260
Expense, net	35	22
Settlements	(22)	(33)
Transfer to liabilities held for sale [note 3]	—	(16)
Foreign exchange and other	(4)	—
Balance, September 30	$232	$233

14.       CAPITAL STOCK

[a]         The Company repurchased shares under normal course issuer bids as follows:

	2019		2018
	Number	Cash	Number	Cash
	of shares	consideration	of shares	consideration

First Quarter	5,661,112	$284	1,867,203	$103
Second Quarter	8,535,533	409	11,667,784	729
Third Quarter	6,861,100	342	9,214,756	520
	21,057,745	$1,035	22,749,743	$1,352

[b]         The following table presents the maximum number of shares that would be outstanding if all the dilutive instruments outstanding at November 7, 2019 were exercised or converted:

Common Shares	305,679,234
Stock options (i)	8,601,630
314,280,864

(i)      Options to purchase Common Shares are exercisable by the holder in accordance with the vesting provisions and upon payment of the exercise price as may be determined from time to time pursuant to the Company’s stock option plans.

Magna International Inc. Third Quarter Report 2019    48

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

15.       ACCUMULATED OTHER COMPREHENSIVE LOSS

The following is a continuity schedule of accumulated other comprehensive loss:

	2019	2018
Accumulated net unrealized loss on translation of net investment in foreign Operations (i)
Balance, beginning of period	$(917)	$(456)
Net unrealized gain	15	117
Repurchase of shares under normal course issuer bid	6	2
Balance, March 31	(896)	(337)
Net unrealized gain (loss)	30	(393)
Repurchase of shares under normal course issuer bid	10	10
Balance, June 30	(856)	(720)
Net unrealized loss	(245)	(111)
Repurchase of shares under normal course issuer bid	7	7
Balance, September 30	(1,094)	(824)

Accumulated net unrealized gain (loss) on cash flow hedges (ii)
Balance, beginning of period	(68)	39
Net unrealized gain (loss)	37	(21)
Reclassification of net loss (gain) to net income	18	(1)
Balance, March 31	(13)	17
Net unrealized gain (loss)	49	(53)
Reclassification of net loss (gain) to net income	2	(1)
Balance, June 30	38	(37)
Net unrealized (loss) gain	(27)	43
Reclassification of net (gain) loss to net (loss) income	(11)	5
Balance, September 30	—	11

Accumulated net unrealized loss on pensions (iii)
Balance, beginning of period	(190)	(183)
Reclassification of net loss to net income	1	2
Sale of business	8	—
Balance, March 31	(181)	(181)
Reclassification of net loss to net income	2	—
Balance, June 30	(179)	(181)
Reclassification of net loss to net (loss) income	1	1
Balance, September 30	(178)	(180)

Total accumulated other comprehensive loss	$(1,272)	$(993)

49   Magna International Inc. Third Quarter Report 2019

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

15.       ACCUMULATED OTHER COMPREHENSIVE LOSS (CONTINUED)

(i)            The amount of income tax benefit that has been netted in the accumulated net unrealized loss on translation of net investment in foreign operations is as follows:

	2019	2018

Balance, beginning of period	$7	$7
Net unrealized loss	—	—
Balance, March 31	7	7
Net unrealized loss	—	—
Balance, June 30	7	7
Net unrealized loss	—	—
Balance, September 30	$7	$7

(ii)        The amount of income tax benefit that has been netted in the accumulated net unrealized gain on cash flow hedges is as follows:

	2019	2018

Balance, beginning of period	$23	$(12)
Net unrealized (gain) loss	(13)	5
Reclassifications of net loss to net income	(6)	—
Balance, March 31	4	(7)
Net unrealized (gain) loss	(18)	19
Reclassifications of net (loss) gain to net income	(1)	1
Balance, June 30	(15)	13
Net unrealized loss (gain)	11	(15)
Reclassifications of net gain (loss) to net (loss) income	4	(2)
Balance, September 30	$—	$(4)

(iii)    The amount of income tax benefit that has been netted in the accumulated net unrealized loss on pensions is as follows:

	2019	2018

Balance, beginning of period	$21	$17
Net unrealized loss	—	—
Balance, March 31	21	17
Net unrealized loss	—	—
Balance, June 30	21	17
Net unrealized loss	—	—
Balance, September 30	$21	$17

The amount of other comprehensive loss that is expected to be reclassified to net income over the next 12 months is $6 million.

Magna International Inc. Third Quarter Report 2019    50

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

16.       FINANCIAL INSTRUMENTS

[a]         Financial assets and liabilities

The Company’s financial assets and financial liabilities consist of the following:

	September 30,	December 31,
	2019	2018

Financial assets
Cash and cash equivalents	$769	$684
Restricted cash equivalents	112	118
Accounts receivable	7,068	6,548
Publicly traded and private equity investments	308	323
Severance investments	1	3
Long-term receivables included in other assets	212	198
Financial assets held for sale [note 3]
Accounts receivable held for sale	—	258
Severance investments held for sale	—	1
	$8,470	$8,133

Financial liabilities
Bank indebtedness	$35	$35
Commercial paper	401	1,063
Long-term debt (including portion due within one year)	3,125	3,285
Accounts payable	5,966	6,094
Financial liabilities held for sale [note 3]
Accounts payable held for sale	—	226
	$9,527	$10,703

Derivatives designated as effective hedges, measured at fair value
Prepaid expenses	$26	$25
Other assets	16	9
Other accrued liabilities	(20)	(61)
Other long-term liabilities	(22)	(40)
	$—	$(67)

[b]         Derivatives designated as effective hedges, measured at fair value

The Company presents derivatives that are designated as effective hedges at gross fair values in the consolidated balance sheets. However, master netting and other similar arrangements allow net settlements under certain conditions. The following table shows the Company’s derivative foreign currency contracts at gross fair value as reflected in the consolidated balance sheets and the unrecognized impacts of master netting arrangements:

	Gross	Gross
	amounts	amounts
	presented	not offset
	in consolidated	in consolidated
	balance sheets	balance sheets	Net amounts

September 30, 2019
Assets	$42	$24	$18
Liabilities	$(42)	$(24)	$(18)

December 31, 2018
Assets	$34	$33	$1
Liabilities	$(101)	$(33)	$(68)

51   Magna International Inc. Third Quarter Report 2019

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

16.       FINANCIAL INSTRUMENTS (CONTINUED)

[c]          Fair value

The Company determined the estimated fair values of its financial instruments based on valuation methodologies it believes are appropriate; however, considerable judgment is required to develop these estimates. Accordingly, these estimated fair values are not necessarily indicative of the amounts the Company could realize in a current market exchange. The estimated fair value amounts can be materially affected by the use of different assumptions or methodologies. The methods and assumptions used to estimate the fair value of financial instruments are described below:

Cash and cash equivalents, restricted cash equivalents, accounts receivable, short-term borrowings and accounts payable.

Due to the short period to maturity of the instruments, the carrying values as presented in the consolidated balance sheets are reasonable estimates of fair values.

Publicly traded and private equity securities

The fair value of the Company’s investments in publicly traded equity securities is determined using the closing price on the measurement date, as reported on the stock exchange on which the securities are traded. [Level 1 input based on the GAAP fair value hierarchy.]

The Company estimates the value of its private equity securities based on valuation methods using the observable transaction price at the transaction date and other observable inputs including rights and obligations of the securities held by the Company. [Level 3 input based on the GAAP fair value hierarchy.]

Commercial Paper

Due to the short period to maturity of the commercial paper, the carrying value as presented in the consolidated balance sheet is a reasonable estimate of its fair value.

Term debt

The Company’s term debt includes $104 million due within one year. Due to the short period to maturity of this debt, the carrying value as presented in the consolidated balance sheets is a reasonable estimate of its fair value.

Senior Notes

The fair value of our Senior Notes are classified as Level 1 when we use quoted prices in active markets and Level 2 when the quoted prices are from less active markets or when other observable inputs are used to determine fair value.  At September 30, 2019, the net book value of the Company’s Senior Notes was $2.98 billion and the estimated fair value was $3.17 billion.

[d]         Credit risk

The Company’s financial assets that are exposed to credit risk consist primarily of cash and cash equivalents, restricted cash equivalents [net of the euro drawn amount], accounts receivable, and foreign exchange forward contracts with positive fair values.

Cash and cash equivalents and restricted cash equivalents which consists of short-term investments, are only invested in bank term deposits and bank commercial paper with an investment grade credit rating. Credit risk is further reduced by limiting the amount which is invested in certain major financial institutions.

The Company is also exposed to credit risk from the potential default by any of its counterparties on its foreign exchange forward contracts. The Company mitigates this credit risk by dealing with counterparties who are major financial institutions that the Company anticipates will satisfy their obligations under the contracts.

Magna International Inc. Third Quarter Report 2019    52

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

16.       FINANCIAL INSTRUMENTS (CONTINUED)

[d]         Credit risk (CONTINUED)

In the normal course of business, the Company is exposed to credit risk from its customers, substantially all of which are in the automotive industry and are subject to credit risks associated with the automotive industry. For both the three and nine month periods ended September 30, 2019, sales to the Company’s six largest customers represented 77% of the Company’s total sales, and substantially all of the Company’s sales are to customers in which it has ongoing contractual relationships.

[e]          Interest rate risk

The Company is not exposed to significant interest rate risk due to the short-term maturity of its monetary current assets and current liabilities. In particular, the amount of interest income earned on the Company’s cash and cash equivalents is impacted more by the investment decisions made and the demands to have available cash on hand, than by movements in the interest rates over a given period.

In addition, the Company is not exposed to interest rate risk on its term debt and Senior Notes as the interest rates on these instruments are fixed.

[f]           Currency risk and foreign exchange contracts

The Company is exposed to fluctuations in foreign exchange rates when manufacturing facilities have committed to the delivery of products for which the selling price has been quoted in currencies other than the facilities’ functional currency, and when materials and equipment are purchased in currencies other than the facilities’ functional currency. In an effort to manage this net foreign exchange exposure, the Company employs hedging programs, primarily through the use of foreign exchange forward contracts.

At September 30, 2019, the Company had outstanding foreign exchange forward contracts representing commitments to buy and sell various foreign currencies. Significant commitments are as follows:

	Buys	Sells

For Canadian dollars
U.S. amount	238	(1,599)
euro amount	6	(2)

For U.S. dollars
Peso amount	8,473	(90)
euro amount	123	(289)

For euros
U.S. amount	344	(144)
GBP amount	15	(27)
Czech Koruna amount	7,022	—
Polish Zlotys amount	466	(1)

Forward contracts mature at various dates through 2023. Foreign currency exposures are reviewed quarterly.

[g]         Equity price risk

The Company holds certain public equity securities as part of its strategic investment in technology. These public equity securities are subject to price risk.

53    Magna International Inc. Third Quarter Report 2019

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

17.       CONTINGENCIES

From time to time, the Company may become involved in regulatory proceedings, or become liable for legal, contractual and other claims by various parties, including customers, suppliers, former employees, class action plaintiffs and others. On an ongoing basis, the Company attempts to assess the likelihood of any adverse judgments or outcomes to these proceedings or claims, together with potential ranges of probable costs and losses. A determination of the provision required, if any, for these contingencies is made after analysis of each individual issue. The required provision may change in the future due to new developments in each matter or changes in approach such as a change in settlement strategy in dealing with these matters.

[a]         In September 2014, the Conselho Administrativo de Defesa Economica [“CADE”], Brazil’s Federal competition authority, attended at one of the Company’s operating divisions in Brazil to obtain information in connection with an ongoing antitrust investigation relating to suppliers of automotive door latches and related products [“access mechanisms”].

In May 2019, CADE informed the Company that it completed its preliminary investigation and, based on a review of the evidence, has commenced a formal administrative proceeding into alleged anticompetitive behaviour relating to access mechanisms involving the Company.

Administrative proceedings of this nature can often continue for several years. At this time, management is unable to predict the duration or outcome of the Brazilian administrative proceeding, including whether any operating divisions of the Company will be found liable for any violation of law or the extent or magnitude of any liability, if any.

In the event that wrongful conduct is found, CADE may impose administrative penalties or fines taking into account several mitigating and aggravating factors.  Administrative fines are tied to the sales in Brazil of the applicable Magna companies in the fiscal year prior to the commencement of the formal administrative proceeding.  Magna could also be subject to restitution settlements, civil proceedings and other consequences, including reputational damage.

The Company’s policy is to comply with all applicable laws, including antitrust and competition laws. The Company has completed its previously announced global review focused on antitrust risk and does not currently anticipate any material liabilities in connection with the review.

[b]         The Company is at risk for product warranty costs, which include product liability and recall costs, and is currently experiencing increased customer pressure to assume greater warranty responsibility.  For most types of products, the Company only accounts for existing or probable product warranty claims. However, for certain complete vehicle assembly and powertrain systems contracts, the Company records an estimate of future warranty-related costs based on the terms of the specific customer agreements and/or the Company’s warranty experience. Product liability and recall provisions are established based on the Company’s best estimate of the amounts necessary to settle existing claims, which typically take into account: the number of units that may be returned; the cost of the product being replaced; labour to remove and replace the defective part; and the customer’s administrative costs relating to the recall. Where applicable, such provisions are booked on a net basis after insurance recoveries and recoveries from sub-suppliers. Due to the uncertain nature of the net costs, actual product liability costs could be materially different from the Company’s best estimates of future costs [note 13].

Magna International Inc. Third Quarter Report 2019    54

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

18.       SEGMENTED INFORMATION

Magna is a global automotive supplier which has complete vehicle engineering and contract manufacturing expertise, as well as product capabilities which include body, chassis, exterior, seating, powertrain, active driver assistance, electronics, mirrors & lighting, mechatronics and roof systems. Magna also has electronic and software capabilities across many of these areas.

The Company is organized under four operating segments: Body Exteriors & Structures, Power & Vision, Seating System and Complete Vehicles. These segments have been determined on the basis of technological opportunities, product similarities, and market and operating factors, and are also the Company’s reportable segments.

The Company’s chief operating decision maker uses Adjusted Earnings before Interest and Income Taxes [“Adjusted EBIT”] as the measure of segment profit or loss, since management believes Adjusted EBIT is the most appropriate measure of operational profitability or loss for its reporting segments. Adjusted EBIT is calculated by taking net (loss) income and adding back income taxes, interest expense, net, and other expense (income), net.

Certain amounts in the prior period comparatives have been restated to reflect the transfer of assets between the Company’s segments to better reflect utilization of these assets and more accurately measure their operational profitability.

55    Magna International Inc. Third Quarter Report 2019

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

18.       SEGMENTED INFORMATION (CONTINUED)

[a]         The following tables show segment information for the Company’s reporting segments and a reconciliation of Adjusted EBIT to the Company’s consolidated income before income taxes:

	Three months ended September 30, 2019
				Depreciation	Equity	Fixed
	Total	External	Adjusted	and	(income)	asset
	sales	sales	EBIT [ii]	amortization	loss	additions

Body Exteriors & Structures	$3,984	$3,906	$306	$178	$—	$174
Power & Vision	2,696	2,645	167	113	(37)	138
Seating Systems	1,266	1,259	56	18	(1)	22
Complete Vehicles	1,516	1,506	29	20	—	12
Corporate & Other [i]	(143)	3	—	6	1	3
Total Reportable Segments	$9,319	$9,319	$558	$335	$(37)	$349

	Three months ended September 30, 2018
				Depreciation	Equity	Fixed
	Total	External	Adjusted	and	(income)	asset
	sales	sales	EBIT [ii]	amortization	loss	additions

Body Exteriors & Structures	$4,180	$4,122	$326	$181	$(3)	$170
Power & Vision	2,947	2,893	259	111	(58)	136
Seating Systems	1,219	1,219	69	14	1	15
Complete Vehicles	1,391	1,380	24	15	—	52
Corporate & Other [i]	(119)	4	21	4	(2)	8
Total Reportable Segments	$9,618	$9,618	$699	$325	$(62)	$381

	Nine months ended September 30, 2019
				Depreciation	Equity	Fixed
	Total	External	Adjusted	and	(income)	asset
	sales	sales	EBIT [ii]	amortization	loss	additions

Body Exteriors & Structures	$12,535	$12,260	$1,010	$530	$(2)	$450
Power & Vision	8,587	8,425	584	336	(119)	375
Seating Systems	4,151	4,128	233	48	1	45
Complete Vehicles	5,246	5,217	100	60	—	53
Corporate & Other [i]	(483)	6	28	16	—	5
Total Reportable Segments	$30,036	$30,036	$1,955	$990	$(120)	$928

	Nine months ended September 30, 2018
				Depreciation		Fixed
	Total	External	Adjusted	and	Equity	asset
	sales	sales	EBIT [ii]	amortization	income	additions

Body Exteriors & Structures	$13,350	$13,125	$1,057	$524	$(9)	$450
Power & Vision	9,334	9,155	917	333	(203)	362
Seating Systems	4,113	4,113	316	42	(7)	43
Complete Vehicles	4,331	4,291	44	46	—	133
Corporate & Other [i]	(438)	6	43	15	(2)	15
Total Reportable Segments	$30,690	$30,690	$2,377	$960	$(221)	$1,003

[i]             Included in Corporate and Other Adjusted EBIT are intercompany fees charged to the automotive segments.

Magna International Inc. Third Quarter Report 2019    56

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

18.       SEGMENTED INFORMATION (CONTINUED)

[ii]          The following table reconciles Net (loss) income to Adjusted EBIT:

	Three months ended		Nine months ended
	September 30,		September 30,
	2019	2018	2019	2018
Net (loss) income	$(364)	$560	$1,187	$1,865
Add:
Interest expense, net	18	23	63	67
Other expense (income), net	859	2	248	(34)
Income taxes	45	114	457	479
Adjusted EBIT	$558	$699	$1,955	$2,377

[b]         The following table shows Goodwill for the Company’s reporting segments:

	September 30,	December 31,
	2019	2018

Body Exteriors & Structures	$450	$459
Power & Vision	1,220	1,260
Seating Systems	164	147
Complete Vehicles	108	113
Total Reportable Segments	$1,942	$1,979

[c]          The following table shows Net Assets for the Company’s reporting segments:

	September 30,	December 31,
	2019	2018

Body Exteriors & Structures	$8,148	$7,142
Power & Vision	5,736	6,703
Seating Systems	1,169	815
Complete Vehicles	806	605
Corporate & Other	565	563
Total Reportable Segments	$16,424	$15,828

The following table reconciles Total Assets to Net Assets:

	September 30,	December 31,
	2019	2018

Total Assets	$26,310	$25,945
Deduct assets not included in segment net assets:
Cash and cash equivalents	(769)	(684)
Deferred tax assets	(269)	(300)
Long-term receivables from joint venture partners	(69)	(71)
Income taxes receivable	(22)	(57)
Deduct liabilities included in segment net assets:
Accounts payable	(5,966)	(6,094)
Accrued salaries and wages	(797)	(769)
Other accrued liabilities	(1,994)	(1,734)
Liabilities held for sale	—	(408)
Segment Net Assets	$16,424	$15,828

57    Magna International Inc. Third Quarter Report 2019

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

19.       SUBSEQUENT EVENT

Normal Course Issuer Bid

Subsequent to September 30, 2019, the Company purchased for cancellation 1,909,460 Common Shares under an existing normal course issuer bid for cash consideration of $100 million through a pre-defined automatic securities purchase plan with a designated broker.

Subject to approval by the Toronto Stock Exchange [“TSX”] and the New York Stock Exchange [“NYSE”], the Company’s Board of Directors approved a new normal course issuer bid to purchase up to 30.3 million of the Company’s Common Shares, representing approximately 10% of the Company’s public float of Common Shares. The primary purposes of the normal course issuer bid are purchases for cancellation as well as purchases to fund our stock-based compensation awards or programs and/or its obligations to its deferred profit sharing plans. The normal course issuer bid is expected to commence on or about November 15, 2019 and will terminate one year later. All purchases of Common Shares will be made at the market price at the time of purchase in accordance with the rules and policies of the TSX or on the NYSE in compliance with Rule 10b-18 under the U.S. Securities Exchange Act of 1934.

Purchases may also be made through other published markets, or by such other means permitted by the TSX, including by private agreement or specific share repurchase program at a discount to the prevailing market price, pursuant to an issuer bid exemption order issued by a securities regulatory authority.

Magna International Inc. Third Quarter Report 2019    58

CORPORATE OFFICE

Magna International Inc.

337 Magna Drive

Aurora, Ontario

Canada L4G 7K1

Telephone:  (905) 726-2462

www.magna.com

TRANSFER AGENT AND REGISTRAR

Canada — Common Shares

Computershare Trust Company of Canada

100 University Avenue, 8th Floor

Toronto, Ontario, Canada M5J 2Y1

Telephone:  1 (800) 564-6253

United States — Common Shares

Computershare Trust Company N.A.

462 S. 4th Street

Louisville, Kentucky, USA 40202

Telephone:  1 (800) 962-4284

From all other countries

Telephone: 1 (514) 982-7555

www.computershare.com

EXCHANGE LISTINGS

Common Shares

Toronto Stock Exchange                                                         MG

The New York Stock Exchange                       MGA

Shareholders wishing to communicate with the non-management members of the Magna Board of Directors may do so by contacting the Chairman of Board through the office of Magna’s Corporate Secretary at 337 Magna Drive, Aurora, Ontario, Canada L4G 7K1 (905) 726-7070.

Annual Report

Copies of the Annual Report may be obtained from: The Corporate Secretary, Magna International Inc., 337 Magna Drive, Aurora, Ontario, Canada L4G 7K1 or www.magna.com.  Copies of financial data and other publicly filed documents are available through the internet on the Canadian Securities Administrators’ System for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at www.sedar.com, and on the United States Securities and Exchange Commission’s Electronic Data Gathering, Analysis and Retrieval System (EDGAR) which can be accessed at www.sec.gov.